SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: May 21, 2012

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-165754, the Registration Statement on Form S-8, File No. 333-147186 and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three month periods ended March 31, 2012 and 2011. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ 2011 annual report on Form 20-F filed with the Securities and Exchange Commission and the condensed consolidated financial statements and the accompanying notes included elsewhere in this Form 6-K.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates; (ii) production or demand for the types of drybulk products that are transported by Navios Holdings’ vessels; (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; or (iv) changes in interest rates. Other factors that might cause a difference include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ 2011 annual report on Form 20-F.

Recent Developments

Navios Holdings

Vessels Delivery

On May 14, 2012, Navios Holdings took delivery of the Navios Avior, a new, 81,355 deadweight ton (“dwt”) 2012-built bulk carrier vessel, from a South Korean shipyard for a purchase price of $35.5 million. The vessel is chartered-out for two years at a net rate of $12,716 per day.

On March 30, 2012, Navios Holdings took delivery of the Navios Centaurus, a new, 81,472 dwt 2012-built bulk carrier vessel from a South Korean shipyard for a purchase price of $35.3 million. The vessel is chartered-out for two years at a net rate of $12,825 per day.

On March 26, 2012, Navios Holdings took delivery of the Navios Serenity, a 34,690 dwt 2011-built Handysize vessel and former long-term chartered-in vessel in operation, for an acquisition price of $26.0 million. The vessel is currently chartered-out at a net rate of $10,616 per day until July 28, 2012.

New Facility Agreement

On March 23, 2012, Navios Holdings entered into a facility agreement with DVB BANK SE for an amount of up to $42.0 million to finance the acquisition of the Navios Serenity and to refinance the existing debt under the Navios Astra loan facility which was due for repayment in 2013, thus eliminating refinancing risk for 2013. The new facility has a term of eight years and is divided into two tranches having amortization profiles of 18 and 14 years and margins of 2.85% and 3.6%, respectively. As of May 17, 2012, $41.0 million was drawn under this facility.

Dividend Policy

On May 15, 2012, the Board of Directors (the “Board”) declared a quarterly cash dividend for the first quarter of 2012 of $0.06 per share of common stock. This dividend is payable on July 3, 2012 to stockholders of record on June 26, 2012. The declaration and payment of any further dividends remain subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations and restrictions under its credit and other debt agreements.

Navios Acquisition

On May 4, 2012, the Board of Directors of Navios Maritime Acquisition Corporation (“Navios Acquisition”) declared a quarterly cash dividend for the first quarter of 2012 of $0.05 per share of common stock. The dividend is payable on July 3, 2012 to stockholders of record as of June 20, 2012.

On May 4, 2012, Navios Holdings amended its existing management agreement with Navios Acquisition to fix the ship management fees for Navios Acquisition’s fleet at current rates for two additional years through May 28, 2014. The management fees are at a daily rate of: (a) $7,000 per LR1 product tanker vessel; (b) $6,000 per MR 2 product and chemical tanker vessel; and (c) $10,000 per VLCC tanker vessel.

        On April 5, 2012, Navios Holdings received an amount of $1.3 million, equal to a dividend of $0.05 per common share, representing the cash distribution from Navios Acquisition for the fourth quarter of 2011.

Navios Partners

On May 14, 2012, Navios Holdings received an amount of $6.7 million, representing the cash distribution from its affiliate, Navios Maritime Partners L.P. (“Navios Partners”).

On May 5, 2012, Navios Partners completed its public offering of 4,600,000 common units, including the full exercise of the underwriters’ over-allotment option, at $15.68 per unit and raised gross proceeds of approximately $72.1 million and net proceeds of approximately $68.8 million to fund its fleet expansion. In connection with this offering, Navios Partners issued 93,878 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1.5 million. Following this offering, Navios Holdings’ interest in Navios Partners decreased to 25.2% (which includes a 2% general partner interest).

Navios Logistics

The new silo of Navios South American Logistics Inc. (“Navios Logistics”), at its dry port facility in Nueva Palmira, Uruguay, became operational in April 2012. Navios Logistics paid an aggregate of approximately $9.0 million for the construction of the new silo. The construction of the new silo with 100,000 metric tons of storage capacity increased the total storage capacity of the dry port to 460,000 metric tons.

On May 9, 2012, Navios Logistics agreed to extend its bareboat charter for each of the vessels M/T San San H and M/T Stavroula for a period of four years until June 2016.

Changes in Capital Structure

Issuance of Common Stock

During the three month period ended March 31, 2012, 29,251 shares were issued following the exercise of the options for cash at an exercise price of $3.18 per share.

Following the issuances of the shares, described above, as of March 31, 2012, Navios Holdings had outstanding 102,438,615 shares of common stock and 8,479 shares of preferred stock.

Overview

General

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Acquisition’s fleet and Navios Partners’ fleet, and commercially manages its chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of technical management of its owned fleet, and Navios Partners’ and Navios Acquisition’s fleet, including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

On August 25, 2005, Navios Holdings was acquired by International Shipping Enterprises, Inc. (“ISE”) through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios G.P. L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners. Navios Partners is an affiliate and is not consolidated under Navios Holdings.

Navios Logistics

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats.

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112.2 million in cash; and (ii) the authorized capital stock of its wholly owned subsidiary Corporation Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (or 67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for (i) $112.2 million in cash, of which $5.0 million was kept in escrow, payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”); and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (or 32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were held in escrow pending attainment of certain EBITDA targets. In November 2008, $2.5 million in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target.

On June 17, 2010, $2.5 million in cash and the 504 shares remaining in escrow were released from escrow to the former shareholders of Horamar upon the achievement of the EBITDA target threshold. Navios Holdings currently owns 63.8% of Navios Logistics.

Navios Acquisition

Navios Acquisition, an affiliate and a former subsidiary of Navios Holdings, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

        On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition (the “Navios Acquisition Share Exchange”) pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30.5 million. Immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings ceased to control a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition has been considered an affiliate entity of Navios Holdings and not a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be, in-substance, common stock for accounting purposes.

On November 4, 2011, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 45.24% and its economic interest in Navios Acquisition increased to 53.96%. As of March 31, 2012, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%.

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics and Navios Acquisition), including the newbuilds to be delivered. The current “core fleet” consists of 54 vessels totaling 5.6 million dwt. The employment profile of the fleet as of May 18, 2012 is reflected in the tables below. The 48 vessels in current operation aggregate to approximately 5.0 million dwt and have an average age of 5.2 years. Navios Holdings has currently fixed 89.4%, 44.0% and 26.7% of the 2012, 2013 and 2014 available days of its fleet (excluding vessels that are utilized to fulfill Contracts of Affreightment (“COAs”)), respectively, representing contracted fees (net of commissions) based on contracted charter rates from Navios Holdings’ current charter agreements of $279.0 million, $181.0 million and $122.6 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels that are utilized to fulfill COAs) is $22,017, $28,714 and $31,624 for 2012, 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels that are utilized to fulfill COAs) for 2012 is $12,792.

Owned Vessels

Vessels	Type	Built	DWT	Charter- out Rate (1)		Profit Share(5)	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	10,616		No	07/28/2012
Navios Ionian	Ultra Handymax	2000	52,067	13,726		No	09/17/2012
Navios Celestial	Ultra Handymax	2009	58,063	12,350		No	05/25/2012
Navios Vector	Ultra Handymax	2002	50,296	13,300		No	05/20/2012
Navios Horizon	Ultra Handymax	2001	50,346	9,975		No	10/13/2012
Navios Herakles	Ultra Handymax	2001	52,061	11,400		No	04/03/2013
Navios Achilles	Ultra Handymax	2001	52,063	25,521	(7)	65%/$20,000 after March 2012	11/17/2013
Navios Meridian	Ultra Handymax	2002	50,316	11,400		No	09/25/2012
Navios Mercator	Ultra Handymax	2002	53,553	29,783	(7)	65%/$20,000 after March 2012	01/12/2015
Navios Arc	Ultra Handymax	2003	53,514	9,975		No	07/10/2012
Navios Hios	Ultra Handymax	2003	55,180	10,925		No	03/15/2013
Navios Kypros	Ultra Handymax	2003	55,222	19,739	(9)	No	01/28/2014
Navios Ulysses	Ultra Handymax	2007	55,728	29,717	(9)	No	10/12/2013
Navios Vega	Ultra Handymax	2009	58,792	15,751		No	05/23/2013
Navios Astra	Ultra Handymax	2006	53,468	12,825		No	11/18/2012
Navios Magellan	Panamax	2000	74,333	10,925		No	04/12/2013
Navios Star	Panamax	2002	76,662	16,958		No	12/04/2012
Navios Asteriks	Panamax	2005	76,801	—		—	—
Navios Centaurus	Panamax	2012	81,472	12,825		No	04/15/2014
Navios Avior	Panamax	2012	81,355	12,716		No	05/14/2014
Navios Bonavis	Capesize	2009	180,022	47,400		No	06/29/2014
Navios Happiness	Capesize	2009	180,022	52,345	(7)	50%/$32,000 after March 2012	05/24/2014
Navios Lumen	Capesize	2009	180,661	39,830	(6)	Yes	12/10/2012
				43,193	(6)	Yes	12/10/2013
				42,690	(6)	Yes	12/10/2016
				39,305	(6)	Yes	12/10/2017
Navios Stellar	Capesize	2009	169,001	36,974	(9)	No	12/22/2016
Navios Phoenix	Capesize	2009	180,242	17,005		No	11/25/2012	(8)
Navios Antares	Capesize	2010	169,059	37,590	(9)	No	01/19/2015
				45,875	(9)	No	01/19/2018
Navios Buena Ventura	Capesize	2010	179,259	29,356		50%/$38,500	10/28/2020
Navios Etoile	Capesize	2010	179,234	29,356		50% in excess of $38,500	12/02/2020
Navios Bonheur	Capesize	2010	179,259	27,888	(7)	50%/$32,000 after March 2012	12/16/2013
				25,025	(7)		07/17/2022
Navios Altamira	Capesize	2011	179,165	24,674		No	01/18/2021
Navios Azimuth	Capesize	2011	179,169	26,469	(7)	50%/$34,500 after March 2012	09/14/2022

Options to Acquire Vessels

Vessels	Type	Delivery Date	DWT
Navios TBN	Panamax	H1/2014	82,000
Navios TBN	Panamax	H1/2014	82,000

Long-Term Fleet. In addition to the 31 owned vessels, Navios Holdings controls a fleet of eight Capesize, eight Panamax, six Ultra Handymax, and one Handysize vessels under long-term time charters, which have an average age of approximately 4.8 years. Of the 23 chartered-in vessels, 17 are currently in operation and six are scheduled for delivery at various times through December 2013, as set forth in the following table:

Long-term Chartered-in Fleet in Operation

Vessels	Type	Built	DWT	Purchase Option (3)	Charter- out Rate (1)	Expiration Date (2)
Navios Primavera	Ultra Handymax	2007	53,464	Yes	13,300	10/07/2012
Navios Armonia	Ultra Handymax	2008	55,100	No	11,875	10/21/2012
Navios Apollon	Ultra Handymax	2000	52,073	No	10,688	11/02/2012
Navios Oriana	Ultra Handymax	2012	61,442	Yes	11,400	04/25/2013
Navios Orion	Panamax	2005	76,602	No	49,400	12/14/2012
Navios Titan	Panamax	2005	82,936	No	19,000	11/09/2012
Navios Altair	Panamax	2006	83,001	No	13,063	09/05/2012
Navios Esperanza	Panamax	2007	75,356	No	14,513	02/19/2013
Navios Marco Polo	Panamax	2011	80,647	Yes	11,875	01/09/2013
Navios Koyo	Capesize	2011	181,415	Yes	17,005	12/14//2012
Torm Antwerp	Panamax	2008	75,250	Yes		—
Golden Heiwa	Panamax	2007	76,662	No		—
Beaufiks	Capesize	2004	180,310	Yes		—
Rubena N	Capesize	2006	203,233	No		—
SC Lotta	Capesize	2009	169,056	No		—
Phoenix Beauty	Capesize	2010	169,150	No		—
King Ore	Capesize	2010	176,800	No		—

Long-term Chartered-in Fleet to be Delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Lyra	Handysize	09/2012	Yes (4)	34,718
Navios Obeliks	Capesize	07/2012	Yes	180,000
Navios TBN	Capesize	12/2013	Yes	180,000
Navios TBN	Ultra Handymax	05/2013	Yes	61,000
Navios TBN	Ultra Handymax	10/2013	Yes	61,000
Navios TBN	Panamax	01/2013	Yes	82,100

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Profit share based on applicable Baltic TC Average exceeding $/day rates listed.
(6)	Year eight optional (option to Navios Holdings) included in the table above. Profit sharing is 100% to Navios Holdings until net daily rate of $44,850 and becomes 50/50 thereafter.
(7)	Amount represents daily net rate of insurance proceeds following the default of the original charterer. The contracts for these vessels have been temporarily suspended and the vessels have been re-chartered to third parties for variable charter periods. Upon completion of the suspension period, the contracts with the original charterers will resume at amended terms. The Company has filed claims for all unpaid amounts by the original charterer in respect of the employment of the vessels in the corporate rehabilitation proceedings.
(8)	Subject to COA of $45,500 per day for the remaining period until first quarter of 2015.
(9)	Amount represents daily rate of insurance proceeds following the default of the original charterer. These vessels have been rechartered to third parties for variable charter periods.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import drybulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet: Navios Holdings’ short-term fleet is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for a duration of less than 12 months. The number of short-term vessels varies from time to time.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e., vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) for periods of up to 12 years to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings trades forward freight agreements (“FFAs”) and additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs.

In 2008 and 2009, this policy had the effect of generating Time Charter Equivalents (“TCE”) that, while high by the average historical levels of the drybulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings’ fleet been operated purely on short-term and/or spot employment. In 2010, 2011 and during the first quarter of 2012, this chartering policy had the effect of generating TCEs that were higher than spot employment.

The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels that are utilized to serve voyage charters or COAs) was $12,314 per day for the three month period ended March 31, 2012. The average long-term charter-in hire rate per vessel is included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the current market.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of drybulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage of Navios Holdings’ owned vessels and long-term chartered fleet, which is chartered-in at favorable rates, will continue to help mitigate the impact of the current decline in freight rates. A reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet and any purchase options that are currently in the money. In reaction to a decline in freight rates, available ship financing has also been negatively impacted.

Navios Holdings currently owns 63.8% of Navios Logistics. Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics would be adversely affected.

As of March 31, 2012, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%. Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing worldwide marine transportation services. Navios Acquisition strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ 2011 annual report on Form 20-F filed with the Securities and Exchange Commission for a discussion of certain risks inherent in its business.

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:

•

Market Exposure: Navios Holdings manages the size and composition of its fleet by chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 5.6 million dwt in drybulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•

Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•

Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•

TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business, obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE revenue also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned core fleet is 5.5 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, COAs, and FFAs

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic backhaul cargo contracts.

Navios Holdings enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risks that might arise from the possible inability of counterparties to meet the terms of their contracts.

As of March 31, 2012 and December 31, 2011, none of Navios Holdings’ FFAs qualified for hedge accounting treatment. Drybulk FFAs traded by Navios Holdings that do not qualify for hedge accounting are shown at fair value in the balance sheet and changes in fair value are recorded in the statement of comprehensive income.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house, and LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.

NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments from which it derives its revenues, Drybulk Vessel Operations and Logistics Business, and the Company previously had a Tanker Vessel Operations segment until the deconsolidation of Navios Acquisition on March 30, 2011. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. For Navios Holdings’ reporting purposes, Navios Logistics is considered as one reportable segment known as the Logistics Business segment. The Logistics Business segment consists of Navios Holdings’ port terminal business, barge business and cabotage business in the Hidrovia region of South America. Also, following the formation of Navios Acquisition and until March 30, 2011 when Navios Acquisition’s deconsolidation took place, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consisted of transportation and handling of liquid cargoes through the ownership, operation, and trading of tanker vessels. Navios Holdings measures segment performance based on net income.

Period over Period Comparisons

For the Three Month Period Ended March 31, 2012 Compared to the Three Month Period Ended March 31, 2011

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2012 and 2011. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2012 (unaudited)	Three Month Period Ended March 31, 2011 (unaudited)
Revenue	$152,014	$181,772
Time charter, voyage and logistics business expenses	(61,717)	(59,114)
Direct vessel expenses	(26,008)	(34,018)
General and administrative expenses	(12,553)	(12,774)
Depreciation and amortization	(25,834)	(33,321)
Interest income/expense and finance cost, net	(25,240)	(29,437)
Loss on derivatives	(126)	(385)
Loss on change in control	—	(35,325)
Loss on bond extinguishment	—	(21,199)
Other expense, net	(1,367)	(975)

Loss before equity in net earnings of affiliated companies	(831)	(44,776)
Equity in net earnings of affiliated companies	8,575	7,015

Income/(loss) before taxes	$7,744	$(37,761)
Income taxes	854	904

Net income/(loss)	8,598	(36,857)
Less: Net loss/(income) attributable to the noncontrolling interest	861	(1,273)
Preferred stock dividends of subsidiary	—	(27)
Add: Preferred stock dividends attributable to the noncontrolling interest	—	12

Net income/(loss) attributable to Navios Holdings common stockholders	$9,459	$(38,145)

Set forth below are selected historical and statistical data for Navios Holdings (excluding Navios Logistics and Navios Acquisition) for each of the periods ended March 31, 2012 and 2011 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended March 31,
	2012	2011
FLEET DATA
Available days	4,107	3,982
Operating days	4,064	3,932
Fleet utilization	99.0%	98.7%
Equivalent vessels	45	44
AVERAGE DAILY RESULTS
Time Charter Equivalents	$21,496	$24,622

During the three month period ended March 31, 2012, there were 125 more available days as compared to the same period of 2011. This was mainly due to an increase in long-term charter-in fleet available days of 247 days, mitigated by a decrease in the short-term charter-in fleet available days of 122 days. The available days of owned vessels was 2,524 days for each of the three month periods ended March 31, 2012 and 2011.

Revenue: Revenue from drybulk vessel operations for the three months ended March 31, 2012 was $101.9 million as compared to $112.3 million for the same period during 2011. The decrease in revenue was mainly attributable to (a) a decrease in TCE rate per day by 12.7% to $21,496 per day in the first quarter of 2012 from $24,622 per day the same period of 2011 and (b) a decrease in the short-term charter-in fleet available days of 122 days. This decrease in revenue was partially offset by an increase in the long-term charter-in fleet available days of 247 days.

Revenue from the logistics business was $50.1 million for the three months ended March 31, 2012, as compared to $44.4 million during the same period of 2011. This increase was mainly attributable to (a) an increase in volumes and rates in the dry port terminal, (b) an increase in rates in the liquid port terminal and (c) an increase in the volume and price of products sold in the liquid port.

Due to the deconsolidation of Navios Acquisition on March 30, 2011, there was no revenue from tanker vessel operations for the three month period ended March 31, 2012. Revenue from tanker vessel operations for the three month period ended March 31, 2011 was $25.1 million. Following the delivery of a chemical tanker, the Nave Polaris, on January 27, 2011, Navios Acquisition had 874 available days and a TCE rate of $29,558.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses increased by $2.6 million or 4.4% to $61.7 million for the three month period ended March 31, 2012, as compared to $59.1 million for the same period in 2011.

The time charter and voyage expenses from drybulk operations decreased by $2.5 million or 5.9% to $40.3 million for the three month period ended March 31, 2012, as compared to $42.8 million for the same period in 2011. This was due to (a) a $2.1 million decrease in time charter expenses mainly from the decrease of the available days of short-term charter-in fleet and (b) a $3.1 million decrease in voyage charter expenses. This decrease was partially mitigated by a $2.7 million increase in bunkers expenses.

Of the total amounts for the three month periods ended March 31, 2012 and 2011, $21.4 million and $15.9 million, respectively, related to Navios Logistics. The increase in Navios Logistics was mainly due to (a) a $4.0 million increase as a result of increase in the Paraguayan liquid port’s volume and price of products sold and (b) a $1.5 million increase due to additional voyage expenses as a result of the expansion of the barge fleet.

Due to the deconsolidation of Navios Acquisition on March 30, 2011, there were no time charter and voyage expenses from tanker vessel operations for the three month period ended March 31, 2012. Time charter and voyage expenses from tanker vessel operations for the three month period ended March 31, 2011 was $0.4 million.

Direct Vessel Expenses: Direct vessel expenses decreased by $8.0 million or 23.5% to $26.0 million for the three month period ended March 31, 2012, as compared to $34.0 million for the same period in 2011. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

The direct vessel expenses from drybulk operations decreased by $1.9 million or 16.0% to $10.1 million for the three month period ended March 31, 2012, as compared to $12.0 million for the same period in 2011. The decrease resulted primarily from a decrease in repairs and maintenance costs.

Of the total amounts for the three month periods ended 31, 2012 and 2011, $15.9 million and $14.4 million, respectively, related to Navios Logistics. The increase in Navios Logistics was mainly due to an increase in crew costs and spares related to the cabotage business.

Due to the deconsolidation of Navios Acquisition on March 30, 2011, there were no direct vessel expenses from tanker vessel operations for the three month period ended March 31, 2012. Direct vessel expenses from Tanker Vessel Operations for the three month period ended March 31, 2011 was $7.6 million.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2012 (unaudited)	Three Month Period Ended March 31, 2011 (unaudited)
Payroll and related costs (1)	5,490	5,306
Professional, legal and audit fees (1)	1,449	1,244
Navios Logistics (2)	3,634	2,827
Navios Acquisition	—	1,025
Other (1)	248	315

Sub-total	10,821	10,717

Credit risk insurance	1,732	2,057

General and administrative expenses	12,553	12,774

(1)	Excludes the logistics business and tanker vessels business, which are reflected in the line items for Navios Logistics and Navios Acquisition.
(2)	Includes $0.2 million of administrative management services provided by Navios Holdings as per the administrative agreement with Navios Logistics for the three month period ended March 31, 2012.

General and administrative expenses decreased by $0.2 million or 1.6% to $12.6 million for the three month period ended March 31, 2012, as compared to $12.8 million for the same period of 2011. The increase was mainly attributable to (a) a $1.0 million decrease in general and administrative expenses attributable to Navios Acquisition as a result of its deconsolidation, (b) a $0.1 million decrease in other general and administrative expenses and (c) a $0.3 million decrease in insurance premiums. The overall decrease was partially offset by (a) a $0.8 million increase in general and administrative expenses relating to the logistics business, (b) a $0.2 increase in payroll and other related costs and (c) a $0.2 increase in professional, legal and audit fees.

Depreciation and Amortization: For the three month period ended March 31, 2012, depreciation and amortization decreased by $7.5 million or 22.5% to $25.8 million, as compared to $33.3 million for the same period in 2011. The decrease was primarily due to (a) an $8.0 million decrease due to the deconsolidation of Navios Acquisition and (b) a decrease in depreciation of drybulk vessels by $0.2 million. This increase was partially offset by an increase of $0.7 million attributable to the logistics business, mainly due to the additional depreciation generated by new acquisitions of barges, pushboats and other fixed assets.

Interest Income/Expense and Finance Cost, Net: Interest income/expense and finance cost, net for the three month period ended March 31, 2012 decreased by $4.2 million or 14.3% to $25.2 million, as compared to $29.4 million in the same period of 2011. This decrease was mainly due to an $8.2 million decrease in interest income/expense and finance cost, net, attributable to Navios Acquisition as a result of its deconsolidation. This decrease was partially offset by (a) a $3.8 million increase in interest expense and finance cost attributable to Navios Logistics following the issuance of $200.0 million of Logistics Senior Notes (as defined below) in April 2011 and (b) a $0.2 increase in interest expense and finance cost of Navios Holdings.

Loss on Derivatives: Loss on derivatives decreased to $0.1 million during the three month period ended March 31, 2012, as compared to $0.4 million for the same period in 2011 due to a decrease in loss from FFA derivatives. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods.

Loss on Change in Control: On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. From that date onwards, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares on November 4, 2011, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%. Based on Navios Holdings’ economic interest in Navios Acquisition, Navios Acquisition will be accounted for under the equity method of accounting, since the preferred stock is considered, in substance, common stock from an accounting perspective. On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103.3 million, which represents the fair values of the common stock and Series C preferred stock that were held by Navios Holdings on such date. On March 30, 2011, the Company accounted for a loss on change in control of $35.3 million, which is equal to the fair value of the Company’s investment in Navios Acquisition of $103.3 million less the Company’s portion of Navios Acquisition’s net assets on March 30, 2011.

Loss on Bond Extinguishment: In December 2006, the Company issued $300.0 million in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem all of the 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. As a result of such transaction, Navios Holdings recorded expenses from bond extinguishment of $21.2 million.

Other Expense, Net: Other expense, net increased by $0.4 million to $1.4 million for the three month period ended March 31, 2012, from $1.0 million for the same period in 2011. This increase was mainly due to a $1.2 million decrease in miscellaneous income from voyages. This decrease in miscellaneous income was mitigated by a $0.8 million decrease in other expense, net of Navios Logistics mainly due to decrease in taxes other than income taxes partially offset by a decrease in income from foreign exchange differences.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $1.6 million or 22.9% to $8.6 million for the three month period ended March 31, 2012, as compared to $7.0 million for the same period in 2011. This increase was mainly due to (a) a $0.5 million increase in the amortization of deferred gain; and (b) a $1.1 million increase in investment income resulting from a $1.2 million net increase in contributions relating to Navios Partners, net of a $0.1 million negative contribution relating to Navios Acquisition.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced.

Income Tax: Income tax benefit was $0.1 million for both the three month periods ended March 31, 2012 and 2011, mainly generated by the Logistics business.

Net Loss/(Income) Attributable to the Noncontrolling Interest: Net loss/(income) attributable to the noncontrolling interest decreased by $2.2 million to $0.9 million of loss for the three month period ended March 31, 2012, as compared to income of $1.3 million for the same period in 2011. The decrease was due to (a) a $2.4 million decrease in income attributable to the noncontrolling interest in Navios Logistics to $0.9 million of loss for the three month period ended March 31, 2012, as compared to income of $1.5 million for the same period in 2011, mainly due to the acquisition by Navios Logistics of the noncontrolling interests of its joint ventures on July 25, 2011, and the fact that Navios Logistics’ results for the three month period ended March 31, 2012 was a net loss as compared to a net income for the same period in 2011 and (b) a $0.2 million decrease in loss attributable to the noncontrolling interest in Navios Acquisition as a result of the deconsolidation of Navios Acquisition on March 30, 2011.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of credit facilities and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Working Capital Position” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. There were no shares repurchased during the fiscal quarter ended March 31, 2012. During the year ended December 31, 2011, Navios Holdings repurchased 73,651 shares for a total cost of $0.2 million.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Holdings for the three month periods ended March 31, 2012 and 2011.

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2012 (unaudited)	Three Month Period Ended March 31, 2011 (unaudited)
Net cash provided by operating activities	$29,801	$54,933
Net cash used in investing activities	(33,754)	(133,566)
Net cash (used in)/provided by financing activities	(6,896)	51,383

Decrease in cash and cash equivalents	(10,849)	(27,250)
Cash and cash equivalents, beginning of the period	171,096	207,410

Cash and cash equivalents, end of period	$160,247	$180,160

Cash provided by operating activities for the three month period ended March 31, 2012 as compared to the three month period ended March 31, 2011:

Net cash provided by operating activities decreased by $25.1 million to $29.8 million for the three month period ended March 31, 2012, as compared to $54.9 million for the same period of 2011. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $31.7 million gain for the three month period ended March 31, 2012, which consisted mainly of the following adjustments: $25.8 million of depreciation and amortization, $1.7 million of amortization of deferred drydock expenses, $1.3 million of amortization of deferred finance fees, $0.1 million of unrealized losses on FFAs, $1.2 million relating to share-based compensation, a $2.3 million movement in earnings in affiliates net of dividends received and a $0.1 provision for losses on accounts receivable. These adjustments were partially offset by a $0.8 million decrease in income taxes.

The change in operating assets and liabilities of $10.5 million for the three month period ended March 31, 2012 resulted from a $4.9 million increase in restricted cash, a $0.1 million increase in derivative accounts, a $15.3 million increase in amounts due from affiliates, a $10.4 million increase in prepaid expenses and other assets, a $2.4 million increase in other long term assets, a $7.4 million decrease in accounts payable, a $7.1 million decrease in deferred income and $4.2 million of payments for drydock and special survey costs. These were partially offset by a $3.8 million decrease in accounts receivable, a $15.5 million increase in accrued expenses and a $22.0 million increase in other long term liabilities.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $78.3 million gain for the three month period ended March 31, 2011, which consisted mainly of the following adjustments: $33.3 million of depreciation and amortization, $1.2 million of amortization of deferred drydock expenses, $1.3 million of amortization of deferred finance fees, $0.3 million of unrealized losses on FFAs, $5.6 million of expenses from bond extinguishment, $1.0 million relating to share-based compensation, a $35.3 million loss on change in control and a $1.3 million movement in earnings in affiliates net of dividends received. These adjustments were partially offset by a $0.1 million decrease in provision for losses on accounts receivable and a $0.9 million decrease in income taxes.

The change in operating assets and liabilities of $13.5 million for the three month period ended March 31, 2011 resulted from a $0.5 million decrease in restricted cash, a $24.5 million increase in accrued expenses, a $7.7 million increase in deferred income, a $0.1 million increase in derivative accounts and a $3.2 million increase in other long term liabilities. These were partially offset by a $2.6 million increase in accounts receivable, a $4.3 million increase in amounts due from affiliates, $3.9 million relating to payments for drydock and special survey costs, a $7.1 million decrease in accounts payable and a $4.6 million increase in prepaid expenses and other assets.

Cash used in investing activities for the three month period ended March 31, 2012 as compared to the three month period ended March 31, 2011:

Cash used in investing activities was $33.8 million for the three month period ended March 31, 2012, while cash used in investing activities was $133.6 million for the same period of 2011.

Cash used in investing activities for the three months ended March 31, 2012 was the result of (a) $26.1 million paid for the acquisition of the vessel Navios Serenity and $7.1 million paid for the delivery of the Navios Centaurus on March 30, 2012; (b) $1.2 million of deposits for the acquisition of the vessel Navios Avior; and (c) the purchase of other fixed assets and improvements amounting to $4.4 million mainly relating to Navios Logistics. The above was partially offset by a $5.0 million loan repayment from Navios Acquisition.

Cash used in investing activities for the three months ended March 31, 2011 was the result of (a) a $72.4 million decrease in cash balance representing the cash held by Navios Acquisition on the date of the deconsolidation; (b) $3.0 million of deposits for acquisitions of tanker vessels under construction; (c) $51.5 million paid for the acquisition of the vessels Navios Azimuth, Navios Altamira and Navios Astra, and $4.5 million paid for the delivery of the Nave Polaris on January 27, 2011; and (d) the purchase of other fixed assets amounting to $2.9 million mainly relating to Navios Logistics. The above was partially offset by a $0.7 million decrease in restricted cash.

Cash used in financing activities for the three month period ended March 31, 2012 as compared to the cash provided by financing activities for the three month period ended March 31, 2011:

Cash used in financing activities was $6.9 million for the three month period ended March 31, 2012, while cash provided by financing activities was $51.4 million for the same period of 2011.

Cash used in financing activities for the three months ended March 31, 2012 was the result of (a) $37.7 million of installments paid in connection with Navios Holdings’ outstanding indebtedness, (b) $0.5 million relating to payments for capital lease obligations and (c) $6.6 million of dividends paid to the Company’s stockholders. This was partially offset by: (a) $25.3 million of loan proceeds for financing the acquisition of the Navios Serenity (net of relating finance fees of $0.7 million), (b) $11.3 million of loan proceeds for financing the construction of the Navios Avior, (c) a $1.2 million decrease in restricted cash relating to loan repayments and (d) $0.1 million of proceeds from the exercise of options to purchase common stock.

Cash provided by financing activities for the three months ended March 31, 2011 was the result of (a) $35.7 million of loan proceeds (net of relating finance fees of $0.7 million) in connection with (i) $33.0 million of Navios Holdings’ loan proceeds for financing the acquisition of the Navios Azimuth and the Navios Altamira, (ii) $3.0 million of Navios Acquisition’s loan proceeds (net of relating finance fees of $0.4 million) and (iii) $0.3 million of finance costs relating to Navios Logistics; (b) $341.0 million of net proceeds from the sale of the 2019 Notes; and (c) $0.4 million of proceeds from the exercise of options to purchase common stock. This was partially offset by (a) the repayment of $300.0 million of 2014 Notes from the proceeds of the sale of the 2019 Notes, (b) $17.2 million of installments paid in connection with Navios Holdings’ outstanding indebtedness (including Navios Acquisition and Navios Logistics), (c) a $0.5 million increase in restricted cash relating to loan repayments, (d) $0.3 million relating to payments for capital lease obligations and (e) $7.7 million of dividends paid to the Company’s stockholders.

Adjusted EBITDA: EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before stock-based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions and (ii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, the Company’s calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2012 (unaudited)	Three Month Period Ended March 31, 2011 (unaudited)
Net cash provided by operating activities	$29,801	$54,933
Net increase in operating assets	29,224	11,026
Net increase in operating liabilities	(22,947)	(28,374)
Net interest cost	25,240	29,437
Deferred finance charges	(1,332)	(1,331)
Provision for (losses)/gains on accounts receivable	(86)	115
Unrealized loss on FFA derivatives, warrants and interest rate swaps and expenses related to bond extinguishment	(117)	(5,836)
Earnings in affiliates, net of dividends received	(2,244)	(1,303)
Payments for drydock and special survey	4,173	3,876
Noncontrolling interest	861	(1,273)
Preferred stock dividends attributable to the noncontrolling interest	—	12
Preferred stock dividends of subsidiary	—	(27)
Loss on change in control	—	(35,325)

Adjusted EBITDA	$62,573	$25,930

Adjusted EBITDA for the first quarter of 2012 and 2011 was $62.6 million and $25.9 million, respectively. The $36.7 million increase in Adjusted EBITDA was primarily due to (a) a decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) by $8.5 million, (b) a decrease in general and administrative expenses by $0.4 million (excluding share based compensation expenses), (c) a $0.3 million decrease in losses on derivatives, (d) a $35.3 million loss due to the deconsolidation of Navios Acquisition in the first quarter of 2011, (e) $21.2 million of expenses relating to the bond extinguishment in January 2011, (f) a decrease in loss attributable to the noncontrolling interest by $2.2 million and (g) an increase in equity in net earnings from affiliated companies by $1.6 million. This overall variance of $69.5 million was mitigated by (a) a decrease in revenue of $29.8 million, (b) an increase in time charter, voyage and logistics business expenses by $2.6 million and (c) a $0.4 million increase in net other expenses.

Long-term Debt Obligations and Credit Arrangements

Navios Holdings loans

In December 2006, the Company issued $300.0 million in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the write off of $21.2 million from deferred financing fees, which is recorded in the statement of comprehensive income under “Loss on bond extinguishment”.

Senior Notes: On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (“NMF” and, together with the Company, the “2019 Co-Issuers”) issued $350.0 million in senior notes due on February 15, 2019 at a fixed rate of 8.125%. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than NMF, Navios Maritime Finance (US) Inc., Navios Maritime Acquisition Corporation and its subsidiaries, Navios South American Logistics Inc. and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The 2019 Co-Issuers have the option to redeem the notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the 2019 Co-Issuers may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Pursuant to a registration rights agreement, the 2019 Co-Issuers and the guarantors filed a registration statement on June 21, 2011 that was declared effective on August 23, 2011.

The exchange offer of the privately placed notes with publicly registered notes with identical terms was completed on September 30, 2011. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of March 31, 2012.

Ship Mortgage Notes: In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. The ship mortgage notes are senior obligations of the Mortgage Notes Co-Issuers and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. At any time before November 1, 2012, the Mortgage Notes Co-Issuers may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Mortgage Notes Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Mortgage Notes Co-Issuers to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Mortgage Notes Co Issuers and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the Mortgage Notes Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Mortgage Notes Co-Issuers were in compliance with the covenants as of March 31, 2012.

Loan Facilities:

The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of March 31, 2012, the Company was in compliance with all of the covenants under each of its credit facilities outlined below.

HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was initially composed of a $280.0 million term loan facility and a $120.0 million reducing revolving facility and it has been amended and repaid as certain vessels have been sold.

The loan facility bears interest at a margin ranging from 115 basis points to 175 basis points depending on the specified security value and requires compliance with financial covenants, including a specified security value maintenance compared to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

On May 19, 2011, in connection with the sale of the Navios Orbiter to Navios Partners, Navios Holdings repaid $20.2 million of the outstanding loan associated with this vessel.

As of March 31, 2012, the outstanding revolving credit facility is repayable in four quarterly installments of $0.8 million and seven quarterly installments of $0.2 million with a final balloon payment of $2.0 million on the last payment date and the outstanding term loan facility is repayable in four quarterly installments of $0.5 million and six quarterly installments of $1.1 million with a final balloon payment of $34.0 million on the last payment date.

As of March 31, 2012, the outstanding amount under the revolving credit facility was $7.0 million and the outstanding amount under the loan facility was $43.2 million.

Emporiki Facilities: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130.0 million.

The interest rate of the amended facility is based on a margin of 175 basis points. The facility is repayable in one installment of $2.5 million in May 2012, one installment of $1.4 million in July 2013, followed by three semi-annual installments of $2.1 million and nine semi-annual installments of $1.4 million with a final balloon payment of $12.1 million on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of March 31, 2012, the outstanding amount under this facility was $35.3 million.

In August 2009, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $75.0 million (divided into two tranches of $37.5 million) to partially finance the acquisition costs of two Capesize vessels. The loan bears interest at a rate of LIBOR plus 175 basis points. The outstanding amount of the loan as of March 31, 2012 is repayable in 18 semi-annual installments of $1.4 million with a final payment of $10.0 million on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. On May 19, 2011, in connection with the sale of the Navios Luz to Navios Partners, Navios Holdings repaid $37.5 million of the outstanding loan associated with this vessel. As of March 31, 2012, the outstanding amount under this facility was $34.8 million.

In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier, the Navios Azimuth, which was delivered on February 14, 2011 to Navios Holdings. The loan is repayable in 20 semi-annual equal installments of $1.5 million, with a final balloon payment of $10.0 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of March 31, 2012, the full amount was drawn and the outstanding amount under this facility was $37.0 million.

In August 2011, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of a newbuilding bulk carrier, the Navios Avior, which was delivered on May 14, 2012. The facility is repayable in 20 semi-annual equal installments of $0.8 million after the drawdown date, with a final balloon payment of $8.0 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of March 31, 2012, an amount of $20.9 million was drawn and outstanding under this facility.

In December 2011, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier, the Navios Centaurus, which was delivered on March 30, 2012 (see Note 5). The facility is repayable in 20 semi-annual equal installments of $0.7 million after the drawdown date, with a final balloon payment of $7.5 million on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of March 31, 2012, the outstanding amount under this facility was $21.5 million.

DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches of the facility amounting to $66.5 million was cancelled following the cancellation of construction of one Capesize bulk carrier. The interest rate of the amended facility is based on a margin of 225 basis points. As of March 31, 2012, the outstanding loan facility is repayable in eight semi-annual installments of $2.9 million, with a final payment of $28.5 million on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of March 31, 2012, the outstanding amount under this facility was $51.7 million.

In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier, the Navios Altamira, which was delivered on January 28, 2011 to Navios Holdings, and amended the loan. The loan bears interest at a rate of LIBOR plus 275 basis points. As of March 31, 2012, the outstanding loan is repayable in 20 equal quarterly installments of $0.6 million, with a final balloon payment of $22.8 million on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of March 31, 2012, the outstanding amount under this facility was $34.9 million.

Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120.0 million with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable in 20 semi-annual installments and bears an interest rate based on a margin of 190 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of March 31, 2012, $66.5 million was outstanding under this facility.

Cyprus Popular Bank Public Co. Ltd. Facility: In March 2009, Navios Holdings entered into a loan facility with Cyprus Popular Bank Public Co. Ltd. of up to $110.0 million to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. As of September 7, 2010, the available amount of the loan facility was reduced to $30.0 million. On May 10, 2011, the amount of $18.9 million was drawn to finance the acquisition of the Navios Astra. The loan is repayable beginning three months following the drawdown in seven equal quarterly installments of $0.5 million, with a final balloon payment of $15.6 million on the last payment date. This loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of March 31, 2012, the outstanding amount under this facility was $17.4 million and an amount of $12.6 million was still undrawn. The outstanding amount was repaid in full on April 20, 2012.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura, on September 20, 2010 and October 29, 2010, respectively, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53.6 million and $54.5 million, respectively. As of March 31, 2012, the third tranche of the facility is repayable in four quarterly installments of $0.3 million and 25 quarterly installments of $0.9 million, with a final balloon payment of $22.2 million on the last payment date; and the fourth tranche of the facility is repayable in four quarterly installments of $0.2 million and 31 quarterly installments of $0.8 million, with a final balloon payment of $19.9 million on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of March 31, 2012, the outstanding amount was $90.9 million.

DVB SE Facility: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB BANK SE for an amount of up to $42.0 million in two tranches, (a) the first tranche is for an amount of up to $26.0 million in order to finance the acquisition of a handysize vessel, the Navios Serenity; and (b) the second tranche is for an amount of up to $16.0 million in order to refinance the Navios Astra loan facility with Cyprus Popular Bank Public Co. Ltd. These two tranches bear interest at a rate of LIBOR plus 285 basis points and 360 basis points, respectively. As of March 31, 2012, Navios Holdings had drawn $26.0 million for the acquisition of the Navios Serenity. The first tranche is repayable in 32 quarterly installments of $0.4 million, with a final balloon payment of $14.4 million on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes.

Unsecured Bond: In July 2009, Navios Holdings issued a $20.0 million unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest accrues on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants including debt coverage ratios and minimum liquidity. It is an event of default under the credit facilities if such covenants are not complied with.

Navios Logistics loans

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together the “Logistics Co-Issuers”) issued $200.0 million in senior notes due on April 15, 2019 at a fixed rate of 9.25% (“the Logistics Senior Notes”). The Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The net proceeds from the Logistics Senior Notes were approximately $193.2 million after deducting fees and estimated expenses relating to the offering. The net proceeds from the Logistics Senior Notes have been used to (i) repay existing indebtedness, including any indebtedness of Navios Logistics’ subsidiaries excluding the non-wholly owned subsidiary Hidronave South American Logistics S.A. (“non-wholly owned subsidiaries”), (ii) purchase barges and pushboats and (iii) to the extent there are remaining proceeds after the uses in (i) and (ii), for general corporate purposes.

Pursuant to a registration rights agreement, the Logistics Co-Issuers and the subsidiary guarantors filed a registration statement on November 11, 2011 that was declared effective on February 17, 2012. The exchange offer of the privately placed notes with publicly registered notes with identical terms expired on March 23, 2012 and was completed on March 27, 2012, with an aggregate of $191.6 million in principal amount, or 95.81%, of the privately placed notes tendered for exchange. The Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

Cyprus Popular Bank Public Co. Ltd. Facility

On March 31, 2008, Nauticler S.A. (“Nauticler”) (a subsidiary of Navios Logistics) entered into a $70.0 million loan facility for the purpose of providing Nauticler with investment capital to be used in connection with one or more investment projects. On March 29, 2011, Cyprus Popular Bank Public Co. Ltd. committed to amend its current loan agreement with Nauticler to provide for a $40.0 million revolving credit facility. On April 12, 2011, following the completion of the sale of $200.0 million of Logistics Senior Notes, Navios Logistics fully repaid the $70.0 million loan facility with Cyprus Popular Bank Public Co. Ltd. using a portion of the proceeds from the Logistics Senior Notes. On March 20, 2012, Cyprus Popular Bank Public Co. Ltd. and Nauticler S.A., a subsidiary of Navios Holdings, finalized the documentation of the $40.0 million revolving credit facility for working and investment capital purposes. The loan bears interest at a rate based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The facility requires Navios Logistics to be in compliance with the covenants contained in the indenture governing the Logistics Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available. As of March 31, 2012, the revolving credit facility was undrawn.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed an $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of a pushboat (Nazira). As of March 31, 2012, the outstanding loan balance was $0.6 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is to be repaid in equal monthly installments of $5,740 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

As of March 31, 2012, the Company and its subsidiaries were in compliance with all of the covenants under each of its credit facilities.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2012, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities. The amounts shown in the maturity table below include principal payments of the drawn portion of credit facilities associated with the financing of the construction of one Panamax vessel which will be delivered during the second quarter of 2012.

Payment due by period	Amounts in millions of U.S. dollars
March 31, 2013	$65.6
March 31, 2014	66.4
March 31, 2015	80.1
March 31, 2016	61.1
March 31, 2017	49.6
March 31, 2018 and thereafter	1,134.8

Total	$1,457.6

Contractual Obligations:

	March 31, 2012 Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt(1) (2)(5)	$1,457.6	$65.6	$146.5	$110.7	$1,134.8
Operating Lease Obligations (Time Charters)	750.5	106.5	187.3	160.4	296.3
Operating Lease Obligations Push Boats and Barges (Time Charters)	8.6	4.9	2.9	0.8	—
Capital Lease Obligations(6)	30.7	30.7	—	—	—
Dry Vessel Deposits(3)	2.9	2.9	—	—	—
Rent Obligations(4)	16.6	2.5	4.7	4.8	4.6

Total	$2,266.9	$213.1	$341.4	$276.7	$1,435.7

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.30% to 3.00% per annum. The amount does not include interest costs with rates of 8.125% and 8.875% for the senior notes and ship mortgage notes of Navios Holdings, respectively, and 9.25% for the Logistics Senior Notes.
(2)	The amount shown for more than five years includes the future principal payments of the drawn portion of the credit facility associated with the financing of the construction of one Panamax vessel, the Navios Avior.
(3)	Future remaining contractual deposits for the Navios Avior, which was delivered on May 14, 2012.
(4)	Navios Corporation also leases approximately 16,703 square feet of space at 825 Third Avenue, New York pursuant to a lease that expires on April 29, 2019. Navios ShipManagement Inc. and Navios Corporation lease approximately 3,882 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expires in 2017 and 2019. On July 1, 2010, Kleimar N.V. signed a new contract and currently leases approximately 632 square meters for its offices. Navios Tankers Management Inc. leases approximately for 254 square meters at 85 Akti Miaouli, Piraeus, Greece pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics.
(5)	The amount does not include an unamortized discount associated with Navios Holdings’ senior notes and ship mortgage notes.
(6)	The amount includes future remaining contractual payments for the two Navios Logistics cabotage vessels under capital lease, the Stavroula and the San San H. The extension of the capital leases agreed on May 9, 2012 is not reflected in the above table.

Working Capital Position

On March 31, 2012, Navios Holdings’ current assets totaled $371.0 million, while current liabilities totaled $248.4 million, resulting in a positive working capital position of $122.6 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash for the next twelve months to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures

On October 31, 2011, Navios Holdings agreed to acquire one 81,600 dwt bulk carrier, the Navios Avior, which was delivered on May 14, 2012. As of March 31, 2012, the remaining capital obligations amounted to approximately $2.9 million.

Dividend Policy

Currently, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. In addition, the terms and provisions of Navios Holdings’ current secured credit facilities and indentures limit its ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of its credit facilities and indentures, the Board of Directors may from time to time consider the payment of dividends and on May 15, 2012, the Board of Directors declared a quarterly cash dividend of $0.06 per share of common stock with respect to the first quarter of 2012, payable on July 3, 2012 to stockholders of record as of June 26, 2012. The declaration and payment of any dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations, and restrictions contained in its credit agreements and indentures and market conditions.

Concentration of Credit Risk

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the three month period ended March 31, 2012 and for the year ended December 31, 2011, no customer accounted for more than 10% of the Company’s revenue.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations above. As of March 31, 2012, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

On March 1, 2012, Navios Logistics issued a guarantee and indemnity letter that guaranteed the performance by Petrolera an Antonio S.A. of all its obligations to Vitol S.A. up to $10.0 million. This guarantee expires on March 1, 2013.

In connection with the acquisition of Horamar, Navios Logistics recorded liabilities for certain pre-acquisition contingencies amounting to $6.6 million ($2.9 million relating to VAT-related matters, $1.7 million for withholding tax-related matters, $1.5 million relating to provisions for claims and others and $0.5 million for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify Navios Logistics in the event that any of the above contingencies materialize before certain agreed-upon dates extending to various dates through January 2020. As of March 31, 2012, the remaining liability related to these pre-acquisition contingencies amounted to $2.8 million ($2.8 million in 2011) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through May 2024.

Related Party Transactions

Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece of approximately 2,034.3 square meters to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €0.5 million (approximately $0.6 million) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement initially provided for the leasing of one facility in Piraeus, Greece of approximately 1,376.5 square meters to house part of the operations of the Company. On October 29, 2010, the existing lease agreement was amended to provide Navios ShipManagement Inc. with a lease for 1,122.75 square meters. The total annual lease payments are €0.4 million (approximately $0.5 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 29, 2010, Navios Tankers Management Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility of approximately 253.75 square meters in Piraeus, Greece to house part of the operations of the Company. The total annual lease payments are €0.08 million (approximately $0.1 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”), a brokerage firm for freight and shipping charters, as a broker. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings has agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions paid to Acropolis for the three month periods ended March 31, 2012 and 2011 were $0. During the three month periods ended March 31, 2012 and 2011, the Company received dividends of $0.1 million and $0, respectively. Included in the trade accounts payable at March 31, 2012 and December 31, 2011 was an amount of $0.09 million and $0.1 million, respectively, which was due to Acropolis.

Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily initial term of the agreement is five years commencing from November 16, 2007. On October 27, 2009, the fixed fee period was extended for two years and the daily fees were amended to $4,500 per owned Ultra Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel. In October 2011, the fixed fee period was further extended until December 31, 2017 and the daily fees were amended to $4,700 per owned Ultra Handymax vessel, $4,600 per owned Panamax vessel and $5,700 per owned Capesize vessel until December 31, 2013. From January 2014 to December 2017, Navios Partners will reimburse Navios Holdings for all of the actual operating costs and expenses in connection with the management of Navios Partners’ fleet. Total management fees for the periods ended March 31, 2012 and 2011 amounted to $7.2 million and $6.0 million, respectively.

Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010 and May 4, 2012, for five years from the closing of Navios Acquisition’s initial vessel acquisition, Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining one year of the term of the management agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $0.3 million per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the periods ended March 31, 2012 and 2011 amounted to $11.0 million and $7.6 million, respectively. As of March 30, 2012, Navios Acquisition may, upon request, reimburse the manager partially or fully for drydocking and other extraordinary fees and expenses under the management agreement at a later date, but not later than January 4, 2014, bearing interest of 1% over LIBOR. The management fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, as amended on October 21, 2011, Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the periods ended March 31, 2012 and 2011 amounted to $0.9 million and $0.8 million, respectively.

On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the periods ended March 31, 2012 and 2011 amounted to $0.5 million and $0.3 million, respectively, which have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the period ended March 31, 2012 amounted to $0.2 million, which have been eliminated upon consolidation.

Balance due from affiliate: Balance due from affiliate as of March 31, 2012 amounted to $64.7 million (December 31, 2011: $49.4 million) which included the current amounts due from Navios Partners and Navios Acquisition, which were $8.1 million and $41.9 million, respectively, and the non-current amount of $14.7 million due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses.

        Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties. Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2012 and December 31, 2011, the unamortized deferred gain for all vessels and rights sold totaled $38.3 million and $41.0 million, respectively, and for the three months ended March 31, 2012 and March 30, 2011, Navios Holdings recognized $2.7 million and $2.2 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Purchase of Shares in Navios Acquisition: Pursuant to the Navios Acquisition Exchange Agreement signed on March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange, whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition.

As of March 30, 2011, immediately after the Navios Acquisition Share Exchange, Navios Holdings owned 18,331,551 shares or 45% of the outstanding voting stock of Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company. Navios Acquisition has been accounted for under the equity method of accounting due to the Company’s significant influence over Navios Acquisition, which is based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes. On November 4, 2011, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 45.24% and its economic interest in Navios Acquisition increased to 53.96%.

The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings and Navios Holdings received $0.4 million as an arrangement fee. The $40.0 million facility has a margin of LIBOR plus 300 basis points and a term of 18 months, maturing on April 1, 2012. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. Pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. In October 2010 and during the first half of 2011, Navios Acquisition prepaid $6.0 million of this facility; and, during the second half of 2011, Navios Acquisition drew down $33.6 million from the facility. As of March 31, 2012, following a prepayment of $5.0 million of this facility during the first quarter of 2012, the outstanding amount under this facility was $35.0 million (December 31, 2011: $40.0 million) and was recorded under “Loan receivable from affiliate companies”.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings uses interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk:

Debt Instruments — On March 31, 2012 and December 31, 2011, Navios Holdings had a total of $1,457.6 million and $1,458.0 million, respectively, of long-term indebtedness. The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the senior notes, the ship mortgage notes and certain Navios Logistics’ loans discussed in “Liquidity and Capital Resources” that bears interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. The interest rate on the senior notes and the ship mortgage notes is fixed and, therefore, changes in interest rates affect their value, which as of March 31, 2012, was $887.0 million, but do not affect the related interest expense. Amounts drawn under the facilities and the ship mortgage notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense for 2012 by $1.2 million.

For a detailed discussion of Navios Holdings’ debt instruments, refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 69.9% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of Navios Holdings’ expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at March 31, 2012 would increase or decrease net income by approximately $0.3 million.

FFAs Derivative Risk:

Forward Freight Agreements (FFAs) — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in “Accumulated Other Comprehensive Income,” is first recognized when measuring the profit or loss of a related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of comprehensive income under “Loss on Forward Freight Agreements.” The gains included in “Accumulated Other Comprehensive Income” will be reclassified to earnings under “Revenue” in the statement of comprehensive income in the same period or periods during which the hedged forecasted transaction affects earnings. During the three month period ended March 31, 2012 and 2011, no amounts were included in “Accumulated Other Comprehensive Income” and reclassified to earnings.

At March 31, 2012 and December 31, 2011, none of the “mark to market” positions of the open dry bulk FFA contracts qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value in the balance sheet and changes in fair value are recorded in the statement of comprehensive income.

Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As there was no position deemed to be open as of March 31, 2012, any change in underlying freight market indices has had no effect on the net income.

Critical Accounting Policies

The Navios Holdings’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. There were no material changes to these critical accounting policies during the three months ended March 31, 2012.

Recent Accounting Pronouncements

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels I and II of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level III reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level II or Level III. Navios Holdings adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level III, which was effective for Navios Holdings beginning in the first quarter of fiscal year 2012. The adoption of the new standard did not have a significant impact on Navios Holdings’ consolidated financial statements.

Goodwill Impairment Guidance

In September 2011, the FASB issued an update to simplify how public entities test goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The amendment was adopted by Navios Holdings in the first quarter of 2012. The adoption of the new amendments did not have a significant impact on Navios Holdings’ consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Note	March 31, 2012 (unaudited)	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	4	$160,247	$171,096
Restricted cash		10,133	6,399
Accounts receivable, net		97,530	101,386
Due from affiliate companies	11	49,950	49,404
Prepaid expenses and other current assets		53,113	42,689

Total current assets		370,973	370,974

Deposit for vessel acquisitions	5	35,053	63,814
Vessels, port terminal and other fixed assets, net	5	1,814,275	1,767,946
Other long term assets		71,725	67,489
Due from an affiliate company	11	14,712	—
Loan receivable from affiliate company	11	35,000	40,000
Investments in affiliates	3,14	191,259	117,088
Investments in available for sale securities	14	257	82,904
Intangible assets other than goodwill	6	237,309	243,273
Goodwill		160,336	160,336

Total non-current assets		2,559,926	2,542,850

Total assets		$2,930,899	$2,913,824

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$44,699	$52,113
Dividends payable		6,146	6,149
Accrued expenses		79,741	63,870
Deferred income and cash received in advance	11	21,469	28,557
Current portion of capital lease obligations		30,692	31,221
Current portion of long term debt	7	65,624	70,093

Total current liabilities		248,371	252,003

Senior and ship mortgage notes, net of discount	7	945,683	945,538
Long term debt, net of current portion	7	442,024	437,926
Unfavorable lease terms	6	43,249	44,825
Other long term liabilities and deferred income	11	60,206	38,212
Deferred tax liability		18,584	19,628

Total non-current liabilities		1,509,746	1,486,129

Total liabilities		1,758,117	1,738,132
Commitments and contingencies	10	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding for both March 31, 2012 and December 31, 2011.		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 102,438,615 and 102,409,364 as of March 31, 2012 and December 31, 2011, respectively.	9	10	10
Additional paid-in capital	9	543,890	542,582
Accumulated other comprehensive (loss)/income		(81)	6,166
Retained earnings		513,238	510,348

Total Navios Holdings’ stockholders’ equity		1,057,057	1,059,106
Noncontrolling interest		115,725	116,586

Total stockholders’ equity		1,172,782	1,175,692

Total liabilities and stockholders’ equity		$2,930,899	$2,913,824

See unaudited notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Note	Three Month Period Ended March 31, 2012 (unaudited)	Three Month Period Ended March 31, 2011 (unaudited)
Revenue	12	$152,014	$181,772
Time charter, voyage and logistics business expenses		(61,717)	(59,114)
Direct vessel expenses		(26,008)	(34,018)
General and administrative expenses		(12,553)	(12,774)
Depreciation and amortization	5,6	(25,834)	(33,321)
Interest income/expense and finance cost, net		(25,240)	(29,437)
Loss on derivatives	8	(126)	(385)
Loss on change in control	3	—	(35,325)
Loss on bond extinguishment	7	—	(21,199)
Other expense, net		(1,367)	(975)

Loss before equity in net earnings of affiliated companies		(831)	(44,776)
Equity in net earnings of affiliated companies	11	8,575	7,015

Income/(loss) before taxes		$7,744	$(37,761)
Income taxes		854	904

Net income/(loss)		8,598	(36,857)
Less: Net loss/(income) attributable to the noncontrolling interest		861	(1,273)
Preferred stock dividends of subsidiary		—	(27)
Preferred stock dividends attributable to the noncontrolling interest		—	12

Net income/(loss) attributable to Navios Holdings common stockholders		$9,459	$(38,145)

Income/(loss) attributable to Navios Holdings common stockholders, basic	13	$9,032	$(38,563)

Income/(loss) attributable to Navios Holdings common stockholders, diluted	13	$9,459	$(38,145)

Basic earnings/(losses) per share attributable to Navios Holdings common stockholders		$0.09	$(0.38)

Weighted average number of shares, basic	13	101,192,165	100,852,517

Diluted earnings/(losses) per share attributable to Navios Holdings common stockholders		$0.09	$(0.38)

Weighted average number of shares, diluted	13	111,036,651	100,852,517

Other Comprehensive (loss)/income
Unrealized holding (loss)/gain on investments in-available-for-sale-securities		$(89)	$4,483
Reclassification to investments in affiliates	14	(6,158)	$—

Total other comprehensive (loss)/income		$(6,247)	$4,483

Total comprehensive income/(loss)		$2,351	$(32,389)
Comprehensive loss/(income) attributable to noncontrolling interest		861	(1,273)

Total comprehensive income/(loss) attributable to Navios Holdings common stockholders		$3,212	$(33,662)

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Three Month Period Ended March 31, 2012 (unaudited)	Three Month Period Ended March 31, 2011 (unaudited)
OPERATING ACTIVITIES:
Net income/(loss)		$8,598	$(36,857)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Non-cash adjustments		31,653	78,318
Increase in operating assets		(29,224)	(11,026)
Increase in operating liabilities		22,947	28,374
Payments for drydock and special survey costs		(4,173)	(3,876)

Net cash provided by operating activities		29,801	54,933

INVESTING ACTIVITIES:
Acquisition of vessels	5	(33,244)	(56,059)
Deposits for vessel acquisitions	5	(1,157)	(2,995)
Purchase of property, equipment and other fixed assets	5	(4,353)	(2,865)
Deconsolidation of Navios Acquisition	3	—	(72,425)
Decrease in restricted cash		—	778
Loan repayment from affiliate company		5,000	—

Net cash used in investing activities		(33,754)	(133,566)

FINANCING ACTIVITIES:
Proceeds from long-term loans, net of deferred finance fees		36,604	35,747
Repayment of long-term debt and payment of principal	7	(37,650)	(317,245)
Proceeds from issuance of senior notes, net of debt issuance costs	7	—	340,981
Dividends paid		(6,572)	(7,659)
Issuance of common stock		93	368
Payments of obligations under capital leases		(530)	(302)
Decrease/(increase) in restricted cash		1,159	(507)

Net cash (used in)/provided by financing activities		(6,896)	51,383

Decrease in cash and cash equivalents		(10,849)	(27,250)

Cash and cash equivalents, beginning of period		171,096	207,410

Cash and cash equivalents, end of period		$160,247	$180,160

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$17,995	$7,892

Non-cash investing and financing activities
Reclassification of investments in available for sale securities to investments in affiliates (Note 14)		$82,572	$—
Reclassification of accumulated other comprehensive income to investments in affiliates (Note 14)		$6,158	$—
Dividends declared but not paid		$6,146	$6,100
Investments in available for sale securities		$15	$—
Capitalized deferred financing costs into vessel cost		$50	$258

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2010	8,479	$—	101,563,766	$10	531,265	$495,684	$32,624	$1,059,583	$257,960	$1,317,543
Net (loss)/income	—	—	—	—	—	(38,145)	—	(38,145)	1,273	(36,872)
Total other comprehensive income							4,483	4,483	—	4,483
Stock based compensation expenses (Note 9)	—	—	107,577	—	1,378	—	—	1,378	—	1,378
Dividends paid by subsidiary to noncontrolling shareholders on common stock and preferred stock	—	—	—	—	—	—	—	—	(1,148)	(1,148)
Preferred stock dividends of subsidiary attributable to the noncontrolling interest	—	—	—	—	—	—	—	—	15	15
Navios Acquisition deconsolidation (Note 3)	—	—	—	—	—	—	—	—	(125,184)	(125,184)
Dividends declared/paid	—	—	—	—	—	(6,518)	—	(6,518)	—	(6,518)

Balance March 31, 2011 (unaudited)	8,479	$—	101,671,343	$10	$532,643	$451,021	$37,107	$1,020,781	$132,916	$1,153,697

Balance December 31, 2011	8,479	$—	102,409,364	$10	$542,582	$510,348	$6,166	$1,059,106	$116,586	$1,175,692
Net income/ (loss)	—	—	—	—	—	9,459	—	9,459	(861)	8,598
Total other comprehensive loss							(6,247)	(6,247)		(6,247)
Stock based compensation expenses (Note 9)	—	—	29,251	—	1,308	—	—	1,308	—	1,308
Dividends declared/paid	—	—	—	—	—	(6,569)	—	(6,569)	—	(6,569)

Balance March 31, 2012 (unaudited)	8,479	—	102,438,615	$10	$543,890	$513,238	$(81)	$1,057,057	$115,725	$1,172,782

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1 — DESCRIPTION OF BUSINESS

On August 25, 2005, Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) was acquired by International Shipping Enterprises, Inc. (“ISE”) through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”) (NYSE: NLO) is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats.

Navios Holdings currently owns 63.8% of Navios Logistics.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA) is an affiliate (former subsidiary) of the Company which is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) (the “Initial Acquisition”) for an aggregate purchase price of $457,659, of which $128,659 was to be paid with existing cash and the $329,000 balance was to be paid with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.

Navios Holdings purchased 6,337,551 shares of Navios Acquisition’s common stock for $63,230 in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in the IPO upon de-”SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares of the outstanding common stock of Navios Acquisition. On that date, Navios Holdings acquired control over Navios Acquisition, and consolidated the results of Navios Acquisition from that date until March 30, 2011.

On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition common stock for 1,000 shares of non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement between Navios Acquisition and Navios Holdings (“Navios Acquisition Share Exchange”). The fair value of the exchange was $30,474. Immediately after the Navios Acquisition Share Exchange, Navios Holdings had 45% of the voting power and 53.7% of the economic interest in Navios Acquisition, since the preferred stock is considered, in substance common stock for accounting purposes. As of March 31, 2012, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares on November 4, 2011, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%. See Note 3 for a discussion of recent changes to Navios Holdings’ voting power and economic interest in Navios Acquisition.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As a result, from March 30, 2011, Navios Acquisition has been considered as an affiliate entity and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated financial positions, statement of stockholders’ equity, statements of comprehensive income and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S.GAAP”) for complete financial statements. The December 31, 2011 balance sheet data was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ 2011 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b)	Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods during which such entities were affiliates of Navios Holdings: (i) Navios Partners and its subsidiaries (ownership interest as of March 31, 2012 was 27.1%, which includes a 2% general partner interest) (ii) Navios Acquisition and its subsidiaries (ownership interest as of March 31, 2012 was 53.96%) and (iii) Acropolis Chartering and Shipping Inc. (ownership interest as of March 31, 2012 was 50%).

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Entities included in the consolidation:

Company Name	Nature	Effective Ownership Interest	Country of Incorporation	Statement of operations
				2012	2011
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 — 3/31	1/1 — 3/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 — 3/31	1/1 — 3/31
Kleimar N.V.	Operating Company/Vessel Owning Company	100%	Belgium	1/1 — 3/31	1/1 — 3/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 — 3/31	1/1 — 3/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 — 3/31	1/1 — 3/31
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 — 3/31	1/1 — 3/31
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 — 3/31	1/1 — 3/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Portorosa Marine Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Shikhar Ventures S.A	Vessel Owning Company	100%	Liberia	1/1 — 3/31	1/1 — 3/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 — 3/31	1/1 — 3/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aramis Navigation	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 3/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 — 3/31	1/1 — 3/31
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 3/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 — 3/31	1/1 — 3/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 — 3/31	1/1 — 3/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 — 3/31	1/12 — 3/31
Solange Shipping Ltd. (1)	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	—
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	—
Tulsi Shipmanagement Co.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	—
Cinthara Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	—
Rawlin Services Co. (2)	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	—
Mauve International S.A. (2)	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	—
Serenity Shipping Enterprises Inc.,	Vessel Owning Company	100%	Marshall Is.	3/14 — 3/31	—

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Company Name	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of operations
				2012	2011
Navios Maritime Acquisition Corporation and Subsidiaries (3) :
Navios Maritime Acquisition Corporation	Sub-Holding Company	53.7%	Marshall Is.	—	1/1 — 3/30
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	53.7%	Marshall Is.	—	1/1 — 3/30
Amorgos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Andros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Antiparos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Ikaria Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Kos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Mytilene Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Skiathos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Syros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Skopelos Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	—	1/1 — 3/30
Sifnos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Ios Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	—	1/1 — 3/30
Thera Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Shinyo Dream Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 — 3/30
Shinyo Kannika Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 — 3/30
Shinyo Kieran Limited	Vessel Owning Company	53.7%	British Virgin Is.	—	1/1 — 3/30
Shinyo Loyalty Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 — 3/30
Shinyo Navigator Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 — 3/30
Shinyo Ocean Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 — 3/30
Shinyo Saowalak Limited	Vessel Owning Company	53.7%	British Virgin Is.	—	1/1 — 3/30
Crete Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Rhodes Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Tinos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Folegandros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30
Navios Acquisition Finance (US) Inc	Operating Company	53.7%	Delaware	—	1/1 — 3/30
Serifos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 — 3/30

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Company Name	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of operations
				2012	2011
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Corporacion Navios S.A.	Operating Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Nauticler S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Compania Naviera Horamar S.A.	Vessel Operating Management Company	63.8%	Argentina	1/1 — 3/31	1/1 — 3/31
Compania de Transporte Fluvial International S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Ponte Rio S.A.	Operating Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Thalassa Energy S.A. (4)	Barge Owning Company	39.9%	Argentina	—	1/1 — 3/31
		63.8%		1/1 — 3/31	—
HS Tankers Inc. (4)	Tanker Owning Company	32.5%	Panama	—	1/1 — 3/31
		63.8%		1/1 — 3/31	—
HS Navigation Inc. (4)	Tanker Owning Company	32.5%	Panama	—	1/1 — 3/31
		63.8%		1/1 — 3/31	—
HS Shipping Ltd Inc. (4)	Tanker Owning Company	39.9%	Panama	—	1/1 — 3/31
		63.8%		1/1 — 3/31	—
HS South Inc. (4)	Tanker Owning Company	39.9%	Panama	—	1/1 — 3/31
		63.8%		1/1 — 3/31	—
Petrovia Internacional S.A.	Land-Owning Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Mercopar S.A.	Operating/Barge Owning Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Navegacion Guarani S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services/Tanker Owning Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Mercofluvial S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Petrolera San Antonio S.A.	Port Facility Operating Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Stability Oceanways S.A.	Operating Barge and Pushboat Owning Company	63.8%	Panama	1/1 — 3/31	1/1 — 3/31
Hidronave South American Logistics S.A.	Pushboat Owning Company	32.5%	Brazil	1/1 — 3/31	1/1 — 3/31
Navarra Shipping Corporation	Tanker-Owning Company	63.8%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Pelayo Shipping Corporation	Tanker-Owning Company	63.8%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Varena Maritime Services S.A.	Barge and Pushboat Owning Operating Company	63.8%	Panama	1/1 — 3/31	—
Navios Logistics Finance (US) Inc.	Operating Company	100%	Delaware	1/1 — 3/31	1/16 — 3/31

(1)	Vessel owning company of the vessel Navios Avior which was delivered on May 14, 2012 (see Notes 5 and 16).
(2)	Each company has the option over a shipbuilding contract of a bulk carrier vessel.
(3)	On March 30, 2011, immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controlled a majority of the voting power of Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition has not been consolidated and has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition (see also Note 3).
(4)	On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. Navios Logistics paid a total consideration of $8,500 for such noncontrolling interests ($8,638 including transactions expenses), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(c)	Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Recent Accounting Pronouncements:

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels I and II of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level II or Level III. Navios Holdings adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level III, which was effective for Navios Holdings beginning in the first quarter of fiscal year 2012. The adoption of the new standard did not have a significant impact on Navios Holdings’ consolidated financial statements.

Goodwill Impairment Guidance

In September 2011, the FASB issued an update to simplify how public entities test goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The amendment was adopted by Navios Holdings in the first quarter of 2012. The adoption of the new amendments did not have a significant impact on Navios Holdings’ consolidated financial statements.

NOTE 3: DECONSOLIDATION

Deconsolidation of Navios Acquisition

On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30,474, which was based on the share price of the publicly traded common shares of Navios Acquisition on March 30, 2011. Immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes.

On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103,250, which represents the fair value of the common stock and Series C preferred stock (in-substance common stock) that were held by Navios Holdings on such date. On March 30, 2011, the Company calculated a loss on change in control of $35,325, which was calculated as the fair value of the Company’s equity method investment in Navios Acquisition of $103,250 less the Company’s 53.7% interest in Navios Acquisition’s net assets on March 30, 2011.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of March 31, 2012, following the return of 217,159 shares to Navios Acquisition on November 4, 2011, and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%.

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	March 31, 2012	December 31, 2011
Cash on hand and at banks	$72,356	$92,395
Short-term deposits and highly liquid funds	87,891	78,701

Total cash and cash equivalents	$160,247	$171,096

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of March 31, 2012, Navios Holdings held time deposits of $87,285 and money market funds of $606 with durations of less than three months. As of December 31, 2011, Navios Holdings held time deposits of $77,233 and money market funds of $1,468 with durations of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 5: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$1,600,803	$(185,578)	$1,415,225
Additions	63,211	(15,628)	47,583

Balance March 31, 2012	$1,664,014	$(201,206)	$1,462,808

Port terminals	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$74,336	$(11,466)	$62,870
Additions	3,061	(646)	2,415

Balance March 31, 2012	$77,397	(12,112)	65,285

Tanker vessels, barges and pushboats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$340,990	$(58,015)	$282,975
Additions	497	(4,970)	(4,473)

Balance March 31, 2012	$341,487	$(62,985)	$278,502

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$10,098	$(3,222)	$6,876
Additions	1,005	(201)	804

Balance March 31, 2012	$11,103	$(3,423)	$7,680

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$2,026,227	$(258,281)	$1,767,946
Additions	67,774	(21,445)	46,329

Balance March 31, 2012	$2,094,001	$(279,726)	$1,814,275

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Vessel Acquisitions

On March 26, 2012, Navios Holdings took delivery of the Navios Serenity, a 34,690 dwt 2011-built Handysize vessel and former long-term chartered-in vessel in operation, for an acquisition price of $26,117, of which $26,000 was funded through a loan (see Note 7) and the remaining amount was paid in cash.

On March 30, 2012, Navios Holdings took delivery of the Navios Centaurus, a new, 81,472 dwt 2012-built bulk carrier vessel from a South Korean shipyard for an acquisition price of $37,095, of which $15,645 was paid in cash and $21,450 was financed through a loan (see Note 7).

Deposits for Vessel Acquisitions

On May 30, 2011, Navios Holdings agreed to acquire a 81,355 dwt bulk carrier vessel, the Navios Avior, which was delivered on May 14, 2012 by a South Korean shipyard (see also Note 16). The purchase price for the new vessel is approximately $35,500, which was partially funded with a loan under a credit facility provided by Emporiki Bank of Greece (see Note 7). As of March 31, 2012, $35,053 was included in “Deposits for vessel acquisitions”.

Navios Logistics

In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19,643 and $17,904, respectively. As of March 31, 2012, the obligations for these vessels were accounted for as capital leases and the lease payments during the three month period ended March 31, 2012 for both vessels were $530. On May 9, 2012, Navios Logistics agreed to extend its bareboat charter for each of the vessels M/T San San H and M/T Stavroula for a period of four years until June 2016 (see Note 16).

During the third quarter of 2011, Navios Logistics commenced the construction of a new silo at its dry port facility in Nueva Palmira, Uruguay. As of March 31, 2012, Navios Logistics has paid an aggregate of $8,998 for the construction of the new silo. The silo has been operational since April 2012.

Navios Logistics is currently constructing two additional storage tanks with a combined capacity of 7,100 cubic meters. As of March 31, 2012, Navios Logistics has paid $705. These tanks are expected to be completed in the second quarter of 2012 and are expected to increase the storage capacity of the liquid port to 45,660 cubic meters.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 6: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of March 31, 2012 consisted of the following:

Navios Holdings

	Acquisition Cost	Accumulated Amortization	Disposal/Transfer to Vessel Cost	Net Book Value March 31, 2012
Trade name	$100,420	$(22,986)	$—	$77,434
Port terminal operating rights	34,060	(5,764)	—	28,296
Customer relationships	35,490	(7,542)	—	27,948
Favorable lease terms(**)	234,514	(130,883)	—	103,631

Total Intangible assets	404,484	(167,175)	—	237,309
Unfavorable lease terms (***)	(127,513)	84,264	—	(43,249)

Total	$276,971	$(82,911)	$—	$194,060

Intangible assets as of December 31, 2011 consisted of the following:

Navios Holdings

	Acquisition Cost	Accumulated Amortization	Disposal/Transfer to Vessel Cost	Net Book Value December 31, 2011
Trade name	$100,420	$(22,025)	$—	$78,395
Port terminal operating rights	34,060	(5,533)	—	28,527
Customer relationships	35,490	(7,098)	—	28,392
Favorable lease terms (*)(**)	237,644	(128,172)	(1,513)	107,959

Total Intangible assets	407,614	(162,828)	(1,513)	243,273
Unfavorable lease terms (***)	(127,513)	82,688	—	(44,825)

Total	$280,101	$(80,140)	$(1,513)	$198,448

(*)	On February 21, 2011, the Navios Astra, a 53,468 dwt Ultra-Handymax vessel, and a former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The unamortized amount of favorable lease of $1,513 was included as an adjustment to the carrying value of the vessel.
(**)	As of March 31, 2012, the intangible asset associated with the favorable lease terms included an amount of $30,991 related to purchase options for the vessels. This amount was not amortized and, should the purchase option in respect of a vessel be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 5) and, if not exercised, the intangible will be written off. As of March 31, 2012 and December 31, 2011, $0 and $90, respectively, had been transferred to the acquisition cost of vessels.
(***)	As of March 31, 2012, the intangible liability associated with the unfavorable lease terms included an amount of $15,890 related to purchase options held by third parties. This amount was not amortized and, if exercised by the third party, the liability will be included in the calculation of the gain or loss of the related vessel and, if not exercised, the intangible will be written off. As of March 31, 2012, no purchase options held by third parties had been exercised.

Amortization expense, net for the three month periods ended March 31, 2012 and 2011 amounted to $4,389 and $5,127, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

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(Expressed in thousands of U.S. dollars — except share data)

The remaining aggregate amortization of acquired intangibles will be as follows:

Description	Year One	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Navios Holdings
Trade name	$3,853	$3,853	$3,853	$3,860	$3,853	$58,162	$77,434
Favorable lease terms	16,778	13,426	12,230	11,325	11,135	7,746	72,640
Unfavorable lease terms	(6,022)	(4,933)	(4,681)	(3,097)	(2,044)	(6,582)	(27,359)
Port terminal operating rights	925	925	925	925	925	23,671	28,296
Customer relationships	1,775	1,775	1,775	1,775	1,775	19,073	27,948

Total	$17,309	$15,046	$14,102	$14,788	$15,644	$102,070	$178,959

NOTE 7: BORROWINGS

Borrowings, as of March 31, 2012, consisted of the following:

Navios Holdings loans	March 31, 2012
Loan Facility HSH Nordbank and Commerzbank A.G.	$43,244
Revolver Facility HSH Nordbank and Commerzbank A.G.	6,965
Commerzbank A.G.	90,909
Dekabank Deutsche Girozentrale	66,500
Loan Facility Emporiki Bank ($130,000)	35,308
Loan Facility Emporiki Bank ($75,000)	34,750
Loan Facility Emporiki Bank ($40,000)	37,000
Loan Facility Emporiki Bank ($23,000)	20,884
Loan Facility Emporiki Bank ($23,000)	21,450
Loan DNB NOR Bank ($40,000)	34,853
Loan DNB NOR Bank ($66,500)	51,700
Loan Facility DVB SE ($42,000)	26,000
Loan facility Cyprus Popular Bank (formerly known as Marfin Egnatia Bank)	17,437
Unsecured bonds	20,000
Senior notes due 2019	350,000
Ship mortgage notes	400,000

Total Navios Holdings loans	$1,257,000

Navios Logistics loans	March 31, 2012
Senior Notes	$200,000
Other long-term loans	649

Total Navios Logistics loans	$200,649

Total Navios Holdings loans (including Navios Logistics loans)	March 31, 2012
Total borrowings	$1,457,649
Less: unamortized discount	(4,318)
Less: current portion	(65,624)

Total long-term borrowings	$1,387,707

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings loans

In December 2006, the Company issued $300,000 in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the write off of $21,199 from deferred financing fees, which is recorded in the statement of comprehensive income under “Loss on bond extinguishment”.

Senior Notes: On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (“NMF” and, together with the Company, the “2019 Co-Issuers”) issued $350,000 in senior notes due on February 15, 2019 at a fixed rate of 8.125%. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than NMF, Navios Maritime Finance (US) Inc., Navios Maritime Acquisition Corporation and its subsidiaries, Navios South American Logistics Inc. and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The 2019 Co-Issuers have the option to redeem the notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the 2019 Co-Issuers may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Pursuant to a registration rights agreement, the 2019 Co-Issuers and the guarantors filed a registration statement on June 21, 2011 that was declared effective on August 23, 2011.

The exchange offer of the privately placed notes with publicly registered notes with identical terms was completed on September 30, 2011. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of March 31, 2012.

Ship Mortgage Notes: In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. The ship mortgage notes are senior obligations of the Mortgage Notes Co-Issuers and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. At any time before November 1, 2012, the Mortgage Notes Co-Issuers may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Mortgage Notes Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Mortgage Notes Co-Issuers to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Mortgage Notes Co Issuers and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the Mortgage Notes Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Mortgage Notes Co-Issuers were in compliance with the covenants as of March 31, 2012.

Loan Facilities:

The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of March 31, 2012, the Company was in compliance with all of the covenants under each of its credit facilities outlined below.

HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was initially composed of a $280,000 term loan facility and a $120,000 reducing revolving facility and it has been amended and repaid as certain vessels have been sold.

The loan facility bears interest at a margin ranging from 115 basis points to 175 basis points depending on the specified security value and requires compliance with financial covenants, including a specified security value maintenance compared to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

On May 19, 2011, in connection with the sale of the Navios Orbiter to Navios Partners, Navios Holdings repaid $20,217 of the outstanding loan associated with this vessel.

As of March 31, 2012, the outstanding revolving credit facility is repayable in four quarterly installments of $846 and seven quarterly installments of $224 with a final balloon payment of $2,013 on the last payment date and the outstanding term loan facility is repayable in four quarterly installments of $529 and six quarterly installments of $1,129 with a final balloon payment of $34,354 on the last payment date.

As of March 31, 2012, the outstanding amount under the revolving credit facility was $6,965 and the outstanding amount under the loan facility was $43,244.

Emporiki Facilities: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130,000.

The interest rate of the amended facility is based on a margin of 175 basis points. The facility is repayable in one installment of $2,500 in May 2012, one installment of $1,420 in July 2013, followed by three semi-annual installments of $2,140 and nine semi-annual installments of $1,427 with a final balloon payment of $12,125 on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of March 31, 2012, the outstanding amount under this facility was $35,308.

In August 2009, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $75,000 (divided into two tranches of $37,500) to partially finance the acquisition costs of two Capesize vessels. The loan bears interest at a rate of LIBOR plus 175 basis points. The outstanding amount of the loan as of March 31, 2012 is repayable in 18 semi-annual installments of $1,375 with a final payment of $10,000 on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. On May 19, 2011, in connection with the sale of the Navios Luz to Navios Partners, Navios Holdings repaid $37,500 of the outstanding loan associated with this vessel. As of March 31, 2012, the outstanding amount under this facility was $34,750.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier, the Navios Azimuth, which was delivered on February 14, 2011 to Navios Holdings. The loan is repayable in 20 semi-annual equal installments of $1,500, with a final balloon payment of $10,000 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of March 31, 2012, the full amount was drawn and the outstanding amount under this facility was $37,000.

In August 2011, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of a newbuilding bulk carrier, the Navios Avior, which was delivered on May 14, 2012 (see Note 5 and 16). The facility is repayable in 20 semi-annual equal installments of $750 after the drawdown date, with a final balloon payment of $8,000 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of March 31, 2012, an amount of $20,884 was drawn and outstanding under this facility.

In December 2011, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier, the Navios Centaurus, which was delivered on March 30, 2012 (see Note 5). The facility is repayable in 20 semi-annual equal installments of $700 after the drawdown date, with a final balloon payment of $7,450 on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of March 31, 2012, the outstanding amount under this facility was $21,450.

DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches of the facility amounting to $66,500 was cancelled following the cancellation of construction of one Capesize bulk carrier. The interest rate of the amended facility is based on a margin of 225 basis points. As of March 31, 2012, the outstanding loan facility is repayable in eight semi-annual installments of $2,900, with a final payment of $28,500 on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of March 31, 2012, the outstanding amount under this facility was $51,700.

In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier, the Navios Altamira, which was delivered on January 28, 2011 to Navios Holdings, and amended the loan. The loan bears interest at a rate of LIBOR plus 275 basis points. As of March 31, 2012, the outstanding loan is repayable in 20 equal quarterly installments of $601, with a final balloon payment of $22,833 on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of March 31, 2012, the outstanding amount under this facility was $34,853.

Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120,000 with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable in 20 semi-annual installments and bears an interest rate based on a margin of 190 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of March 31, 2012, $66,500 was outstanding under this facility.

Cyprus Popular Bank Public Co. Ltd. Facility: In March 2009, Navios Holdings entered into a loan facility with Cyprus Popular Bank Public Co. Ltd. of up to $110,000 to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. As of September 7, 2010, the available amount of the loan facility was reduced to $30,000. On May 10, 2011, the amount of $18,850 was drawn to finance the acquisition of the Navios Astra. The loan is repayable beginning three months following the drawdown in seven equal quarterly installments of $471, with a final balloon payment of $15,553 on the last payment date. This loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of March 31, 2012, the outstanding amount under this facility was $17,437 and an amount of $12,563 was still undrawn. The outstanding amount was repaid in full on April 20, 2012.

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UNAUDITED CONDENSED NOTES

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(Expressed in thousands of U.S. dollars — except share data)

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura, on September 20, 2010 and October 29, 2010, respectively, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53,600 and $54,500, respectively. As of March 31, 2012, the third tranche of the facility is repayable in four quarterly installments of $257 and 25 quarterly installments of $882, with a final balloon payment of $21,216 on the last payment date; and the fourth tranche of the facility is repayable in four quarterly installments of $210 and 31 quarterly installments of $835, with a final balloon payment of $19,890 on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of March 31, 2012, the outstanding amount was $90,909.

DVB SE Facility: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB BANK SE for an amount of up to $42,000 in two tranches, (a) the first tranche is for an amount of up to $26,000 in order to finance the acquisition of a handysize vessel, the Navios Serenity (see Note 5); and (b) the second tranche is for an amount of up to $16,000 to refinance the Navios Astra loan facility with Cyprus Popular Bank Public Co. Ltd. The two tranches bear interest at a rate of LIBOR plus 285 basis points and 360 basis points, respectively. As of March 31, 2012, Navios Holdings had drawn $26,000 under for the acquisition of the Navios Serenity. The first tranche is repayable in 32 quarterly installments of $362, with a final balloon payment of $14,400 on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. See also Note 16.

Unsecured Bond: In July 2009, Navios Holdings issued a $20,000 unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest accrues on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants including debt coverage ratios and minimum liquidity. It is an event of default under the credit facilities if such covenants are not complied with.

Navios Logistics loans

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together the “Logistics Co-Issuers”) issued $200,000 in senior notes due on April 15, 2019 at a fixed rate of 9.25% (“the Logistics Senior Notes”). The Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In addition, upon the occurrence of certain change of control events, the holders of the Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The net proceeds from the Logistics Senior Notes were approximately $193,207 after deducting fees and estimated expenses relating to the offering. The net proceeds from the Logistics Senior Notes have been used to (i) repay existing indebtedness, including any indebtedness of Navios Logistics’ subsidiaries excluding the non-wholly owned subsidiary Hidronave South American Logistics S.A. (“non-wholly owned subsidiaries”), (ii) purchase barges and pushboats and (iii) to the extent there are remaining proceeds after the uses in (i) and (ii), for general corporate purposes.

Pursuant to a registration rights agreement, the Logistics Co-Issuers and the subsidiary guarantors filed a registration statement on November 11, 2011 that was declared effective on February 17, 2012. The exchange offer of the privately placed notes with publicly registered notes with identical terms expired on March 23, 2012 and was completed on March 27, 2012, with an aggregate of $191,622 in principal amount, or 95.81%, of the privately placed notes tendered for exchange. The Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

Cyprus Popular Bank Public Co. Ltd. Facility

On March 31, 2008, Nauticler S.A. (“Nauticler”) (a subsidiary of Navios Logistics) entered into a $70,000 loan facility for the purpose of providing Nauticler with investment capital to be used in connection with one or more investment projects. On March 29, 2011, Cyprus Popular Bank Public Co. Ltd. committed to amend its current loan agreement with Nauticler to provide for a $40,000 revolving credit facility. On April 12, 2011, following the completion of the sale of $200,000 of Logistics Senior Notes, Navios Logistics fully repaid the $70,000 loan facility with Cyprus Popular Bank Public Co. Ltd. using a portion of the proceeds from the Logistics Senior Notes. On March 20, 2012, Cyprus Popular Bank Public Co. Ltd. and Nauticler S.A., a subsidiary of Navios Holdings, finalized the documentation of the $40,000 revolving credit facility for working and investment capital purposes. The loan bears interest at a rate based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank.

The facility requires Navios Logistics to be in compliance with the covenants contained in the indenture governing the Logistics Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available. As of March 31, 2012, the revolving credit facility was undrawn.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed an $817 loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of a pushboat (Nazira). As of March 31, 2012, the outstanding loan balance was $649. The loan facility bears interest at a fixed rate of 600 basis points. The loan is to be repaid in equal monthly installments of $6 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

As of March 31, 2012, the Company and its subsidiaries were in compliance with all of the covenants under each of its credit facilities.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2012, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities. The amounts shown in the maturity table below include principal payments of the drawn portion of credit facilities associated with the financing of the construction of one Panamax vessel which will be delivered during the second quarter of 2012.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Payment due by period
March 31, 2013	$65,624
March 31, 2014	66,400
March 31, 2015	80,072
March 31, 2016	61,095
March 31, 2017	49,634
March 31, 2018 and thereafter	1,134,824

Total	$1,457,649

NOTE 8: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Interest Rate Risk

The Company from time to time enters into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amounts calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under the relative accounting guidance, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statements of comprehensive income.

Forward Freight Agreements (FFAs)

The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short-term fluctuations in the market prices. FFAs trading generally has not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

Drybulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.

At March 31, 2012 and December 31, 2011, none of the “mark to market” positions of the open dry bulk FFA contracts qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value in the balance sheet and changes in fair value are recorded through the statement of comprehensive income.

The net losses from FFAs recorded in the statement of comprehensive income amounted to $126 and $385 for the periods ended March 31, 2012 and 2011, respectively.

During each of the three month periods ended March 31, 2012 and 2011, the changes in net unrealized losses on FFAs amounted to $117 and $263, respectively.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Forward Contracts: The estimated fair value of forward contracts and other assets was determined based on quoted market prices.

Borrowings: The carrying amount of the floating rate loans approximates their fair value. The senior and ship mortgage notes are fixed rate borrowings and their fair value, which was determined based on quoted market prices, is indicated in the table below.

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.

Investment in available-for-sale securities: The carrying amount of the investment in available-for-sale securities reported in the balance sheet represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of comprehensive income.

Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2012		December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$160,247	$160,246	$171,096	$171,096
Restricted cash	$10,133	$10,133	$6,399	$6,399
Accounts receivable, net	$97,530	$97,530	$101,386	$101,386
Accounts payable	$(44,699)	$(44,699)	$(52,113)	$(52,113)
Senior and ship mortgage notes, net of discount	$(945,683)	$(887,000)	$(945,538)	$(841,500)
Long-term debt, including current portion	$(507,648)	$(507,648)	$(508,019)	$(508,019)
Investments in available for sale securities	$257	$257	$82,904	$82,904
Forward Freight Agreements, net	$1,258	$1,258	$1,279	$1,279
Loan receivable from affiliate company	$35,000	$35,000	$40,000	$40,000
Due from related parties, long term	$14,712	$14,712	$—	$—

The following tables set forth our assets and liabilities that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets and liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of March 31, 2012
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
FFAs	$1,258	$1,258	$—	$—
Investments in available for sale securities	257	257	—	—

Total	$1,515	$1,515	$—	$—

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements as of December 31, 2011
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
FFAs	$1,279	$1,279	$—	$—
Investments in available for sale securities	82,904	82,904	—	—

Total	$84,183	$84,183	$—	$—

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of March 31, 2012.

	Fair Value Measurements at March 31, 2012
Assets	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$160,247	$160,247	$—	$—
Restricted cash	$10,133	$10,133	$—	$—
Senior and ship mortgage notes, net of discount	$(887,000)	$(887,000)	$—	$—
Long-term debt, including current portion (1)	$(507,648)	$—	$(507,648)	$—
Due from related parties, long term (1)	$14,712	$—	$14,712	$—

(1)	The fair value of the Company’s long term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.

NOTE 9: PREFERRED AND COMMON STOCK

In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures.

In October 2011, Navios Holdings repurchased 73,651 shares for a total cost of $221. There were no shares repurchased during the fiscal quarter ended March 31, 2012.

Issuances to Employees and Exercise of Options

On March 1, March 2, March 7 and June 23, 2011, pursuant to the stock plan approved by the Board of Directors, 18,281, 29,250, 68,047 and 15,000 shares, respectively, were issued following the exercise of options for cash at an exercise price of $3.18 per share for a total of $415.

On December 5, 2011, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued to its employees 784,273 shares of restricted common stock, 29,000 restricted stock units and 1,344,353 stock options.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On January 11 and February 29, 2012, pursuant to the stock plan approved by the Board of Directors, 10,969 and 18,282 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share for a total of $93.

Vested, Surrendered and Forfeited

During the year ended December 31, 2011, 8,869 restricted shares of common stock were forfeited upon termination of employment.

During 2011, 15,264 restricted stock units that were issued to the Company’s employees in 2009 and 2010 became vested and 1,997 restricted shares of common stock were surrendered.

Following the issuances and cancellations of the shares described above, Navios Holdings had as of March 31, 2012, 102,438,615 shares of common stock and 8,479 shares of preferred stock outstanding.

NOTE 10: COMMITMENTS AND CONTINGENCIES

As of March 31, 2012, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2011: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

On March 1, 2012, Navios Logistics issued a guarantee and indemnity letter that guaranteed the performance by Petrolera an Antonio S.A. of all its obligations to Vitol S.A. up to $10,000. This guarantee expires on March 1, 2013.

In connection with the acquisition of Horamar, Navios Logistics recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify Navios Logistics in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of March 31, 2012, the remaining liability related to these pre-acquisition contingencies amounted to $2,849 ($2,764 in 2011) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. Management believes the ultimate disposition of these matters will be immaterial to the Company’s financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through May 2024.

As of March 31, 2012, the Company had committed to future remaining contractual deposits of $2,876 for the vessel Navios Avior which was delivered on May 14, 2012.

NOTE 11: TRANSACTIONS WITH RELATED PARTIES

Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece of approximately 2,034.3 square meters to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €485 (approximately $647) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement initially provided for the leasing of one facility in Piraeus, Greece of approximately 1,376.5 square meters to house part of the operations of the Company.

On October 29, 2010, the existing lease agreement was amended to provide Navios ShipManagement Inc. with a lease for 1,122.75 square meters. The total annual lease payments are €379 (approximately $506) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 29, 2010, Navios Tankers Management Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility of approximately 253.75 square meters in Piraeus, Greece to house part of the operations of the Company. The total annual lease payments are €81 (approximately $108) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”), a brokerage firm for freight and shipping charters, as a broker. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings has agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions paid to Acropolis for the three month periods ended March 31, 2012 and 2011 were $48 and $0, respectively. During the three month periods ended March 31, 2012 and 2011, the Company received dividends of $140 and $0, respectively. Included in the trade accounts payable at March 31, 2012 and December 31, 2011 was an amount of $91 and $125, respectively, which was due to Acropolis.

Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily initial term of the agreement is five years commencing from November 16, 2007. On October 27, 2009, the fixed fee period was extended for two years and the daily fees were amended to $4.5 per owned Ultra Handymax vessel, $4.4 per owned Panamax vessel and $5.5 per owned Capesize vessel. In October 2011, the fixed fee period was further extended until December 31, 2017 and the daily fees were amended to $4.7 per owned Ultra Handymax vessel, $4.6 per owned Panamax vessel and $5.7 per owned Capesize vessel until December 31, 2013. From January 2014 to December 2017, Navios Partners will reimburse Navios Holdings for all of the actual operating costs and expenses in connection with the management of Navios Partners’ fleet. Total management fees for the periods ended March 31, 2012 and 2011 amounted to $7,235 and $6,048, respectively.

Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010 and May 4, 2012, for five years from the closing of Navios Acquisition’s initial vessel acquisition, Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining one year of the term of the management agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300.0 per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the periods ended March 31, 2012 and 2011 amounted to $10,955 and $7,584, respectively. As of March 30, 2012, Navios Acquisition may, upon request, reimburse the manager partially or fully for drydocking and other extraordinary fees and expenses under the management agreement at a later date, but not later than January 4, 2014, bearing interest of 1% over LIBOR. The management fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, as amended on October 21, 2011, Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the periods ended March 31, 2012 and 2011 amounted to $900 and $800, respectively.

On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the periods ended March 31, 2012 and 2011 amounted to $484 and $316, respectively, which have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the period ended March 31, 2012 amounted to $150, which have been eliminated upon consolidation.

Balance due from affiliate: Balance due from affiliate as of March 31, 2012 amounted to $64,662 (December 31, 2011: $49,404) which included the current amounts due from Navios Partners and Navios Acquisition, which were $8,080 and $41,870, respectively; and the non current amount of $14,712 due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses.

Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties. Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2012 and December 31, 2011, the unamortized deferred gain for all vessels and rights sold totaled $38,288 and $41,002, respectively, and for the three months ended March 31, 2012 and March 30, 2011, Navios Holdings recognized $2,715 and $2,191, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Purchase of Shares in Navios Acquisition: Refer to Note 3 for transactions related to the share purchase of Navios Acquisition.

The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings and Navios Holdings received $400 as an arrangement fee. The $40,000 facility has a margin of LIBOR plus 300 basis points and a term of 18 months, maturing on April 1, 2012. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. Pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. In October 2010 and during the first half of 2011, Navios Acquisition prepaid $6,000 of this facility and, during the second half of 2011, Navios Acquisition drew down $33,609 from the facility. As of March 31, 2012, following a prepayment of $5,000 of this facility during the first quarter of 2012, the outstanding amount under this facility was $35,000 (December 31, 2011: $40,000) and was recorded under “Loan receivable from affiliate companies”.

NOTE 12: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Drybulk Vessel Operations and Logistics Business, and previously had a Tanker Vessel Operations segment until the deconsolidation of Navios Acquisition on March 30, 2011. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region. Also following the formation of Navios Acquisition and until March 30, 2011 when Navios Acquisition’s deconsolidation took place, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consisted of the transportation and handling of liquid cargoes through the ownership, operation, and trading of tanker vessels.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations for the Three Month Period Ended March 31, 2012	Logistics Business for the Three Month Period Ended March 31, 2012	Total for the Three Month Period Ended March 31, 2012
Revenue	$101,866	$50,148	$152,014
Loss on derivatives	(126)	—	(126)
Interest income/expense and finance cost, net	(20,318)	(4,922)	(25,240)
Depreciation and amortization	(19,032)	(6,802)	(25,834)
Equity in net earnings of affiliated companies	8,575	—	8,575
Net income/(loss) attributable to Navios Holdings common stockholders	10,981	(1,522)	9,459
Total assets	2,497,047	433,852	2,930,899
Goodwill	56,240	104,096	160,336
Capital expenditures	(35,117)	(3,637)	(38,754)
Investment in affiliates	191,259	—	191,259
Cash and cash equivalents	113,536	46,711	160,247
Restricted cash (including current and non current portion)	10,133	—	10,133
Long term debt (including current and non current portion)	$1,252,682	$200,649	$1,453,331

	Drybulk Vessel Operations for the Three Month Period Ended March 31, 2011	Logistics Business for the Three Month Period Ended March 31, 2011	Tanker Vessel Operations for the Three Month Period Ended March 31, 2011	Total for the Three Month Period Ended March 31, 2011
Revenue	$112,285	$44,357	$25,130	$181,772
Loss on derivatives	(385)	—	—	(385)
Interest income/expense and finance cost, net	(20,033)	(1,054)	(8,350)	(29,437)
Depreciation and amortization	(19,160)	(6,116)	(8,045)	(33,321)
Equity in net earnings of affiliated companies	7,015	—	—	7,015
Net (loss)/income attributable to Navios Holdings common stockholders	(3,425)	2,061	(36,781)	(38,145)
Total assets	2,513,807	356,144	—	2,869,951
Goodwill	56,240	104,096	—	160,336
Capital expenditures	(51,574)	(2,817)	(7,528)	(61,919)
Investment in affiliates	120,643	—	—	120,643
Cash and cash equivalents	143,624	36,536	—	180,160
Restricted cash (including current and non current portion)	19,080	93	—	19,173
Long term debt (including current and non current portion)	$1,308,445	$126,034	$—	$1,434,479

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 13: EARNINGS PER COMMON SHARE

Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period.

	Three Month Period Ended March 31, 2012	Three Month Period Ended March 31, 2011
Numerator:
Net income/(loss) attributable to Navios Holdings common stockholders	$9,459	$(38,145)
Less:
Dividend on Preferred Stock	(427)	(418)

Income/(loss) available to Navios Holdings common stockholders, basic	$9,032	$(38,563)

Plus:
Dividend on Preferred Stock	427	418
Interest on convertible debt and amortization of convertible bond discount	—	—

Income/(loss) available to Navios Holdings common stockholders, diluted	$9,459	$(38,145)

Denominator:
Denominator for basic net income per share attributable to Navios Holdings common stockholders — weighted average shares	101,192,165	100,852,517
Dilutive potential common shares	1,365,486
Convertible Preferred Stock and convertible debt	8,479,000	—

Dilutive effect of securities	9,844,486	—
Denominator for diluted net income per share attributable to Navios Holdings stockholders — adjusted weighted shares and assumed conversions	111,036,651	100,852,517
Basic net income/(loss) per share attributable to Navios Holdings stockholders	$0.09	$(0.38)

Diluted net income/(loss) per share attributable to Navios Holdings stockholders	$0.09	$(0.38)

For the period ended March 31, 2011, the denominator of diluted earnings per share excludes the weighted average preferred stock, restricted shares, restricted units and stock options outstanding since the effect is anti-dilutive.

NOTE 14: INVESTMENT IN AFFILIATES

Navios Maritime Partners L.P.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”. The Company calculated the fair value of the 1,000,000 subordinated Series A units by adjusting the publicly-quoted price for Navios Partners’ common units on the transaction date to reflect the differences between the common and subordinated Series A units of Navios Partners. Principal among these differences is the fact that the subordinated Series A units are not entitled to dividends prior to their automatic conversion to common units on the third anniversary of their issuance. Accordingly, the present value of the expected dividends during that three-year period (discounted at a rate that reflects Navios Partners’ estimated weighted average cost of capital) was deducted from the publicly-quoted price for Navios Partners’ common units in arriving at the estimated fair value of the subordinated Series A units of $6.08/unit or $6,082 for the 1,000,000 units received, which was recognized in Navios Holdings results as a non-cash compensation income. In addition, Navios Holdings was released from the omnibus agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). The subordinated Series A units are accounted for under the equity method but remain at cost since they are not entitled to dividend.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, and chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. (the “Manager”), from its offices in Piraeus, Greece.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units converted into 7,621,843 shares of common units (conversion excluded the subordinated Series A units). Subsequent to the end of the subordination period, and upon their conversion into common units, these units have the same distribution rights as all other common units. As of March 31, 2012, Navios Holdings holds a total of 13,223,763 common units, representing a 23.4% common interest in Navios Partners. Following the conversion of the subordinated units, the common units would in-substance be equivalent to common stock. Accordingly, the common units received in the conversion are not treated as available-for-sale securities and are now accounted for pursuant to the equity method of accounting. As a result, on January 1, 2012, the carrying value of $82,572 of the common units previously accounted for as available for sale securities and $6,158 other comprehensive losses related to the available for sale common units, were reclassified to “Investments in Affiliates”.

As of March 31, 2012 and December 31, 2011, the carrying amount of the investment in Navios Partners accounted for under the equity method was $93,244 and $17,688, respectively. As of March 31, 2012 and December 31, 2011, the carrying amount of the investment in available-for-sale common units was $0 and $82,572, respectively.

Dividends received during the three month periods ended March 31, 2012 and 2011 were $6,664 and $6,126, respectively.

Acropolis Chartering and Shipping Inc.

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of March 31, 2012 and December 31, 2011, the carrying amount of the investment was $233 and $210, respectively. During the three month periods ended March 31, 2012 and 2011, the Company received dividends of $140 and $0, respectively.

Navios Maritime Acquisition Corporation

On July 1, 2008, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000 (“IPO”). Navios Acquisition at the time was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.

From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition since the preferred stock is considered to be in substance common stock for accounting purposes. On November 4, 2011, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 45.24% and its economic interest in Navios Acquisition increased to 53.96%. See Note 3 for a discussion of changes to Navios Holdings’ voting power and economic interest in Navios Acquisition.

As of March 31, 2012 and December 31, 2011, the carrying amount of the investment in Navios Acquisition accounted for under the equity method was $97,759 and $99,168, respectively.

Dividends received for each of the periods ended March 31, 2012 and 2011 were $1,300 and $1,300, respectively.

Summarized financial information of the affiliated companies is presented below:

	March 31, 2012		December 31, 2011
Balance Sheet	Navios Partners	Navios Acquisition	Navios Partners	Navios Acquisition
Current assets	$38,579	$83,610	$63,558	$78,907
Non-current assets	829,498	1,210,608	846,366	1,116,562
Current liabilities	32,324	82,082	56,705	77,729
Non-current liabilities	284,006	976,512	293,580	878,891

	March 31, 2012		March 31, 2011
Income Statement	Navios Partners	Navios Acquisition	Navios Partners	Navios Acquisition
Revenue	$47,987	$35,717	$42,804	$25,130
Net income/(loss)	16,937	(788)	16,600	(406)

NOTE 15: OTHER FINANCIAL INFORMATION

The Company’s 8.125% senior notes issued on January 28, 2011 are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of NMF, Navios Maritime Finance (US) Inc., Navios Acquisition and its subsidiaries and Navios Logistics and its subsidiaries, designated as unrestricted subsidiaries or those not required by the indenture (see Note 7). The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantor subsidiaries of Navios Logistics, are 100% owned. On and after March 30, 2011, following the Navios Acquisition Share Exchange, Navios Acquisition is no longer a subsidiary of Navios Holdings.

See Note 3 for a discussion of changes to Navios Holdings’ voting power and economic interest in Navios Acquisition. These condensed consolidating statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Income Statement for the three months ended March 31, 2012	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$101,866	$50,148	$—	$152,014
Time charter, voyage and logistics business expenses	—	(40,270)	(21,447)	—	(61,717)
Direct vessel expenses	—	(10,101)	(15,907)	—	(26,008)
General and administrative expenses	(3,773)	(5,146)	(3,634)	—	(12,553)
Depreciation and amortization	(700)	(18,332)	(6,802)	—	(25,834)
Interest income/expense and finance cost, net	(16,267)	(4,050)	(4,923)	—	(25,240)
Loss on derivatives		(126)		—	(126)
Other expense, net	(234)	(391)	(742)	—	(1,367)

(Loss)/income before equity in net earnings of affiliated companies	(20,974)	23,450	(3,307)	—	(831)
Income/(loss) from subsidiaries	24,736	(1,523)	—	(23,213)	—
Equity in net earnings of affiliated companies	5,697	2,878	—	—	8,575

Income/(loss) before taxes	9,459	24,805	(3,307)	(23,213)	7,744
Income tax (expense)/benefit	—	(69)	923	—	854

Net income/(loss)	9,459	24,736	(2,384)	(23,213)	8,598
Less: Net loss attributable to the noncontrolling interest	—	—	861	—	861

Net income/(loss) attributable to Navios Holdings common stockholders	9,459	24,736	(1,523)	(23,213)	9,459

Other Comprehensive loss
Unrealized holdings loss on investments in available for sale securities	(89)	—	—	—	(89)
Reclassification to investments in affiliates	(6,158)	—	—	—	(6,158)

Total other comprehensive loss	$(6,247)	$—	$—	$—	$(6,247)

Total comprehensive income	3,212	24,736	(2,384)	(23,213)	2,351
Comprehensive loss attributable to noncontrolling interest	—	—	861	—	861

Total comprehensive income/(loss) attributable to Navios Holdings common stockholders	$3,212	$24,736	$(1,523)	$(23,213)	$3,212

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Income Statement for the three months ended March 31, 2011	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$97,117	$84,655	$—	$181,772

Time charter, voyage and logistic business expenses	—	(42,600)	(16,514)	—	(59,114)
Direct vessel expenses	—	(10,243)	(23,775)	—	(34,018)
General and administrative expenses	(3,682)	(5,036)	(4,056)	—	(12,774)
Depreciation and amortization	(693)	(17,087)	(15,541)	—	(33,321)
Interest income/expense and finance cost, net	(17,262)	(2,653)	(9,522)	—	(29,437)
Loss on derivatives	—	(385)	—	—	(385)
Loss on change in control	(35,325)	—	—	—	(35,325)
Loss on bond extinguishment	(21,199)	—	—	—	(21,199)
Other (expense)/income, net	(87)	699	(1,587)	—	(975)

(Loss)/income before equity in net earnings of affiliated companies	(78,248)	19,812	13,660	—	(44,776)
Income from subsidiaries	34,138	13,506	—	(47,644)	—
Equity in net earnings of affiliated companies	5,965	1,050	—	—	7,015

(Loss)/income before taxes	(38,145)	34,368	13,660	(47,644)	(37,761)
Income taxes	—	(73)	977	—	904

Net (loss)/income	(38,145)	34,295	14,637	(47,644)	(36,857)
Less: Net income attributable to the noncontrolling interest	—	—	(1,273)	—	(1,273)
Preferred stock dividends attributable to the noncontrolling interest	—	—	12	—	12
Preferred stock dividends of subsidiary	—	—	(27)	—	(27)

Net (loss)/income attributable to Navios Holdings common stockholders	$(38,145)	$34,295	$13,349	$(47,644)	$(38,145)

Other Comprehensive (loss)/income
Unrealized holding gain on investments in available for sale securities	4,483	—	—	—	4,483

Total other comprehensive income	$4,483	$—	$—	$—	$4,483

Total comprehensive (loss)/income	(33,662)	34,295	14,622	(47,644)	(32,389)
Comprehensive income attributable to noncontrolling interest	—	—	(1,273)	—	(1,273)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(33,662)	$34,295	$13,349	$(47,644)	$(33,662)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as at March 31, 2012	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$59,349	$54,187	$46,711	$—	$160,247
Restricted cash	7,402	2,731	—	—	10,133
Accounts receivable, net	—	72,056	25,474	—	97,530
Intercompany receivables	69,431	—	63,306	(132,737)	—
Due from affiliate companies	1,300	48,650	—	—	49,950
Prepaid expenses and other current assets	177	38,523	14,413	—	53,113

Total current assets	137,659	216,147	149,904	(132,737)	370,973
Deposits for vessel acquisitions	—	35,053	—	—	35,053
Vessels, port terminal and other fixed assets, net	—	1,466,034	348,241	—	1,814,275
Investments in subsidiaries	1,419,356	265,774	—	(1,685,130)	—
Investments in available for sale securities	—	257	—	—	257
Investment in affiliates	191,003	256	—	—	191,259
Other long-term assets	14,790	38,965	17,970	—	71,725
Loan receivable from affiliate company	35,000	—	—	—	35,000
Due from affiliate companies	—	14,712	—	—	14,712
Goodwill and other intangibles	97,300	133,494	166,851	—	397,645

Total non-current assets	1,757,449	1,954,545	533,062	(1,685,130)	2,559,926

Total assets	$1,895,108	$2,170,692	$682,966	$(1,817,867)	$2,930,899

LIABILITIES AND EQUITY
Account payable	$—	$24,003	$20,696	$—	$44,699
Accrued expenses	18,577	40,576	20,588	—	79,741
Dividends payable	6,146	—	—	—	6,146
Deferred income and cash received in advance	—	17,285	4,184	—	21,469
Intercompany Payables	—	132,737	—	(132,737)	—
Current portion of capital lease obligations	—	—	30,692	—	30,692
Current portion of long-term debt	7,382	58,173	69	—	65,624

Total current liabilities	32,105	272,774	76,229	(132,737)	248,371
Long-term debt, net of current portion	805,946	381,181	200,580	—	1,387,707
Other long-term liabilities and deferred income	—	57,084	3,122	—	60,206
Unfavorable lease terms	—	43,249	—	—	43,249
Deferred tax liability	—	—	18,584	—	18,584

Total non-current liabilities	805,946	481,514	222,286	—	1,509,746

Total liabilities	838,051	754,288	298,515	(132,737)	1,758,117
Noncontrolling interest	—	—	115,725	—	115,725
Total Navios Holdings stockholders’ equity	1,057,057	1,416,404	268,726	(1,685,130)	1,057,057

Total liabilities and stockholders’ equity	$1,895,108	$2,170,692	$682,966	$(1,817,867)	$2,930,899

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2011	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$74,160	$56,407	$40,529	$—	$171,096
Restricted cash	2,597	3,802	—	—	6,399
Accounts receivable, net	—	69,545	31,841	—	101,386
Intercompany receivables	59,769	—	65,247	(125,016)	—
Due from affiliate companies	1,300	50,254	(2,150)	—	49,404
Prepaid expenses and other current assets	(14)	28,813	13,890	—	42,689

Total current assets	137,812	208,821	149,357	(125,016)	370,974
Deposit for vessel acquisitions	—	63,814	—	—	63,814
Vessels, port terminal and other fixed assets, net	—	1,417,858	350,088	—	1,767,946
Loan receivable from affiliate company	40,000	—	—	—	40,000
Investments in subsidiaries	1,394,619	267,296	—	(1,661,915)	—
Investment in available for sale securities	82,572	332	—	—	82,904
Investment in affiliates	128,602	(11,514)	—	—	117,088
Other long term assets	15,543	34,447	17,499	—	67,489
Goodwill and other intangibles	98,001	137,649	167,959	—	403,609

Total non-current assets	1,759,337	1,909,882	535,546	(1,661,915)	2,542,850

Total assets	$1,897,149	$2,118,703	$684,903	$(1,786,931)	$2,913,824

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	28,743	23,370	—	52,113
Accrued expenses	16,864	31,083	15,923	—	63,870
Deferred income and cash received in advance	—	24,065	4,492	—	28,557
Dividends payable	6,149	—	—	—	6,149
Intercompany Payables	—	123,017	1,999	(125,016)	—
Capital lease obligations	—	—	31,221	—	31,221
Current portion of long term debt	7,382	62,642	69	—	70,093

Total current liabilities	30,395	269,550	77,074	(125,016)	252,003
Long term debt, net of current portion	807,648	375,217	200,599	—	1,383,464
Other long term liabilities and deferred income	—	35,140	3,072	—	38,212
Unfavorable lease terms	—	44,825	—	—	44,825
Deferred tax liability	—	—	19,628	—	19,628

Total non-current liabilities	807,648	455,182	223,299	—	1,486,129

Total liabilities	838,043	724,732	300,373	(125,016)	1,738,132
Noncontrolling interest	—	—	116,586	—	116,586
Total Navios Holdings stockholders’ equity	1,059,106	1,393,970	267,945	(1,661,915)	1,059,106

Total liabilities and stockholders’ equity	$1,897,149	$2,118,702	$684,904	$(1,786,931)	$2,913,824

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the three months ended March 31, 2012	Holdings Inc. Issuer	Guarantor Subsidiaries	Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(6,679)	$26,112	$10,368	$—	$29,801

Cash flows from investing activities
Acquisition of vessels	—	(33,244)	—	—	(33,244)
Loan repayment from affiliate company	5,000	—	—	—	5,000
Purchase of property, equipment and other fixed assets	—	(716)	(3,637)	—	(4,353)
Deposits for vessel acquisitions	—	(1,157)	—	—	(1,157)

Net cash provided by/(used in) investing activities	5,000	(35,117)	(3,637)	—	(33,754)

Cash flows from financing activities
Issuance of common stock	93	—	—	—	93
Proceeds from long-term loans, net of deferred finance fees	—	36,604	—	—	36,604
Repayment of long-term debt and payment of principal	(1,845)	(35,786)	(19)	—	(37,650)
Dividends paid	(6,572)	—	—	—	(6,572)
(Increase)/decrease in restricted cash	(4,806)	5,965	—	—	1,159
Payments of obligations under capital leases	—	—	(530)	—	(530)

Net cash (used in)/provided by investing activities	(13,130)	6,783	(549)	—	(6,896)

Net (decrease)/increase in cash and cash equivalents	(14,809)	(2,222)	6,182	—	(10,849)
Cash and cash equivalents, at beginning of period	74,158	56,409	40,529	—	171,096

Cash and cash equivalents, at end of period	$59,349	$54,187	$46,711	$—	$160,247

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES

TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the three months ended March 31, 2011	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(34,449)	$68,508	$20,874	$—	$54,933

Cash flows from investing activities
Acquisition of vessels	—	(51,526)	(4,533)	—	(56,059)
Decrease in restricted cash	—	—	778	—	778
Deposits for vessel acquisitions	—	—	(2,995)	—	(2,995)
Purchase of property, equipment and other fixed assets	—	(48)	(2,817)	—	(2,865)
Deconsolidation of Navios Acquisition	—	—	(72,425)	—	(72,425)
Dividends from affiliates/associates	1,300	—	(1,300)	—	—

Net cash provided by/(used in) investing activities	1,300	(51,574)	(83,292)	—	(133,566)

Cash flows from financing activities
Issuance of common stock	368	—	—	—	368
Proceeds from long-term loans, net of deferred finance fees	—	33,000	2,747	—	35,747
Repayment of long-term debt and payment of principal	(302,272)	(12,687)	(2,286)	—	(317,245)
Proceeds from issuance of Senior Notes, net of debt issuance cost	340,981	—	—	—	340,981
Dividends paid	(6,512)	—	(1,147)	—	(7,659)
Decrease/(increase) in restricted cash	—	118	(625)	—	(507)
Payments of obligations under capital leases	—	—	(302)	—	(302)

	32,565	20,431	(1,613)	—	51,383

Net (decrease)/increase in cash and cash equivalents	(584)	37,365	(64,031)	—	(27,250)
Cash and cash equivalents, at beginning of period	6,323	97,676	103,411	—	207,410

Cash and cash equivalents, at end of period	$5,739	$135,041	$39,380	$—	$180,160

NOTE 16: SUBSEQUENT EVENTS

(a)	On April 5, 2012, Navios Holdings received $1,300 as a dividend distribution from its affiliate Navios Acquisition.
(b)	On April 20, 2012, Navios Holdings drew $14,950 under the second tranche of the DVB SE loan facility and repaid the outstanding amount of the Cyprus Popular Bank loan facility.
(c)	On May 5, 2012, Navios Partners completed its public offering of 4,600,000 common units, including the full exercise of the underwriters’ over-allotment option, at $15.68 per unit and raised gross proceeds of approximately $72,128 and net proceeds of approximately $68,729 to fund its fleet expansion. In connection with this offering, Navios Partners issued 93,878 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,472. Following this offering Navios Holdings’ interest in Navios Partners decreased to 25.2% (which includes a 2% general partner interest).
(d)	On May 9, 2012, Navios Logistics agreed to extend its bareboat charter for each of the vessels M/T San San H and M/T Stavroula for a period of four years until June 2016.
(e)	On May 14, 2012, Navios Holdings received $6,733 as a dividend distribution from its affiliate Navios Partners.
(f)	On May 14, 2012, Navios Holdings took delivery of the Navios Avior, a new, 81,355 dwt 2012-built bulk carrier vessel, from a South Korean shipyard for a purchase price of $35,500.
(g)	On May 15, 2012, the Board of Directors of Navios Holdings declared a dividend of $0.06 per share of common stock, which will be paid on July 3, 2012 to stockholders of record on June 26, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: May 21, 2012

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Third Supplemental Indenture, dated April 18, 2012, by and among Navios Maritime Holdings Inc., Navios Maritime Finance II (US) Inc., Serenity Shipping Enterprises Inc., the Guarantors named therein, and Wells Fargo Bank, National Association, as trustee.

10.2	Ninth Supplemental Indenture, dated April 18, 2012, by and among Navios Maritime Holdings Inc., Navios Maritime Finance (US) Inc., Serenity Shipping Enterprises Inc., the Guarantors named therein, and Wells Fargo Bank, National Association, as trustee.